The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement is not an offer to sell these securities nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Filed pursuant to General Instruction II.K
of Form F-9, File No. 333-174823
SUBJECT TO COMPLETION
Preliminary Prospectus Supplement To Short Form Base Shelf Prospectus
dated January 11, 2010 as amended by Amendment No. 1 dated June 10, 2011
No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.
This prospectus supplement together with the short form base shelf prospectus dated January 11, 2010 as amended by Amendment No. 1 dated June 10, 2011 to which it relates, as amended or supplemented, and each document incorporated by reference into this prospectus supplement or the accompanying short form base shelf prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.
Information has been incorporated by reference in this prospectus supplement and the accompanying short form base shelf prospectus from documents filed with the Ontario Securities Commission. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Executive Vice-President, General Counsel and Secretary, The Bank of Nova Scotia, Scotia Plaza, 44 King Street West, Toronto, Ontario M5H 1H1, telephone: (416) 866-3672, and are also available electronically at www.sedar.com.

New Issue	June 10, 2011

The Bank of Nova Scotia
US$

Senior Note Program, Series A
The Bank of Nova Scotia (the “Bank”) may from time to time until February 11, 2012 offer and issue unsecured unsubordinated notes (the “notes”), which would constitute deposit liabilities of the Bank for purposes of the Bank Act (Canada) (the “Bank Act”), in an aggregate initial offering price of the notes (or the U.S. dollar equivalent thereof if any of the notes are denominated in a currency or currency unit other than U.S. dollars) of up to US$ .
The offering of the notes hereunder will be made pursuant to a senior note program (the “Senior Note Program”) described in this prospectus supplement (the “Prospectus Supplement”). The specific terms of the notes, which will be established at the time of the offering and sale of the notes, will be set out in one or more product prospectus supplements (if applicable) and pricing supplements (collectively referred to as a “Pricing Supplement”) delivered, together with the short form base shelf prospectus dated January 11, 2010, as amended by Amendment No. 1 dated June 10, 2011 (the “Base Shelf Prospectus”), and this Prospectus Supplement, to purchasers of the notes. The terms of the notes may include the following:

•	stated maturity of nine months or longer, except that indexed notes may have maturities of less than nine months;

•	fixed or floating interest rate, zero-coupon or issued with original issue discount; a floating interest rate may be based on:
•	commercial paper rate

•	U.S. prime rate

•	London interbank offered rate (“LIBOR”)

•	euro interbank offered rate (“EURIBOR”)

•	U.S. Treasury rate

•	constant maturity treasury rate (“CMT rate”)

•	certificate of deposit interest rate (“CD rate”)

•	consumer price index (“CPI”)

•	constant maturity swap rate (“CMS rate”)

•	federal funds rate
•	Ranked as senior indebtedness of the Bank
•	amount of principal and/or interest may be determined by reference to an index or formula

•	book-entry form only through The Depository Trust Company

•	redemption at the option of the Bank or at the option of the holder

•	interest on notes paid monthly, quarterly, semi-annually or annually

•	unless otherwise set forth in the applicable Pricing Supplement, minimum denominations of US$1,000 and integral multiples of US$1,000 in excess thereof (except that non-U.S. investors may be subject to higher minimums)

•	denominated in a currency other than U.S. dollars or in a composite currency

•	settlement in immediately available funds

If the Bank sells all of the notes through agents and in the form of fixed or floating rate notes, we expect to receive between $        and $        of the proceeds from the sale of the notes, after paying the agents’ commissions of between $0 and $         . If we sell all of the notes through agents and in the form of indexed or other structured notes, we expect to receive between $         and $        of the proceeds from the sale of such notes, after paying the agents’ commission of between $0 and $        . See “Supplemental Plan of Distribution” for additional information about the agents’ commissions. The aggregate initial offering price of the notes is subject to reduction as a result of the sale by the Bank of other debt securities pursuant to one or more other prospectus supplements under the Base Shelf Prospectus.
See “Risk Factors” section of this Prospectus Supplement to read about factors you should consider before investing in any notes.
The Bank is permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this Prospectus Supplement and the accompanying Base Shelf Prospectus in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements included or incorporated herein have been prepared in accordance with Canadian generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.
Prospective investors should be aware that the acquisition of the notes described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of the United States may not be described fully herein.
The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Bank is a Canadian bank, that many of its officers and directors, and some of the experts named in this Prospectus Supplement, may be residents of Canada and that all or a substantial portion of the assets of the Bank and such persons may be located outside the United States.
Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities regulator has approved or disapproved of the Notes, or determined if this Prospectus Supplement or the accompanying Base Shelf Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The Bank may sell the notes directly or through one or more agents or dealers, including the agent listed below. The agent is not required to sell any particular amount of the notes.
The Bank may use this Prospectus Supplement in the initial sale of any notes. In addition, Scotia Capital (USA) Inc. or any other affiliate of the Bank may use this Prospectus Supplement and accompanying Base Shelf Prospectus in a market-making or other transaction in any note after its initial sale. Unless the Bank or its agent informs the purchaser otherwise in the confirmation of sale or Pricing Supplement, this Prospectus Supplement and accompanying Base Shelf Prospectus are being used in a market-making transaction.
In compliance with applicable Canadian securities laws, the Bank has filed an undertaking with the Ontario Securities Commission that the Bank will not distribute any notes that are considered novel specified derivatives (as such terms are defined under applicable Ontario securities laws) at the time of distribution without preclearing with the Ontario Securities Commission the disclosure contained in the prospectus supplements or Pricing Supplements pertaining to such notes.
This Prospectus Supplement does not constitute an offer of the notes, directly or indirectly, in Canada or to residents of Canada. The agent has represented and agreed that it will not, directly or indirectly, offer, sell or deliver, any of the notes in or from Canada or to any resident of Canada without the consent of the Bank. The agent has also agreed that it will include a comparable provision in any sub-underwriting, banking group or selling group agreement or similar arrangement with respect to the notes that may be entered into by the agent. The notes offered under this Prospectus Supplement to purchasers outside of Canada are being qualified under the securities laws of the Province of Ontario. The notes will not be qualified for sale under the securities laws of any province or territory of Canada (other than the Province of Ontario).
The notes will not constitute deposits that are insured under the Canada Deposit Insurance Corporation Act (Canada) or by the United States Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality.
Unless otherwise indicated, all dollar amounts appearing in this Prospectus Supplement are stated in U.S. dollars.
The head office of the Bank is located at 1709 Hollis Street, Halifax, Nova Scotia, B3J 3B7 and its executive offices are at Scotia Plaza, 44 King Street West, Toronto, Ontario, M5H 1H1.
     “Scotiabank”, “Scotia Capital” and the flying “S” logo are registered trademarks of The Bank of Nova Scotia.

TABLE OF CONTENTS

About This Prospectus Supplement	S-2

Documents Incorporated by Reference	S-2

Use of Proceeds	S-2

Risk Factors	S-3

Description of the Notes	S-7

Certain Income Tax Consequences	S-22

Supplemental Plan of Distribution (conflicts of interest)	S-34

Schedule 1- Special Rate Calculation Terms	S-38

- i -

About This Prospectus Supplement
This Prospectus Supplement and the accompanying Base Shelf Prospectus and, if applicable, a product prospectus supplement, provide you with a general description of the notes we may offer. Each time we sell notes we will provide a pricing supplement containing specific information about the terms of the notes being offered. Each pricing supplement may include a discussion of any risk factors or other special considerations that apply to those notes. The pricing supplement may also add, update or change the information in this Prospectus Supplement and any applicable product prospectus supplement. If there is any inconsistency between the information in this Prospectus Supplement or any applicable product prospectus supplement and any pricing supplement, you should rely on the information in that pricing supplement. In this Prospectus Supplement when we refer to this Prospectus Supplement we are also referring to any applicable product prospectus supplement unless the context otherwise requires.
Unless otherwise specified, in this Prospectus Supplement and in each product prospectus supplement and pricing supplement relating to notes issued under the Senior Note Program:
•	all dollar amounts are expressed in U.S. dollars;

•	“the Bank”, “we”, “us” and “our” mean The Bank of Nova Scotia together, where the context requires, with its subsidiaries; and

•	“you”, “your” and “holder” means a prospective purchaser or a purchaser of notes, or a beneficial or registered holder of notes, provided that a reference to “registered holder” means a registered holder of notes (see “Legal Ownership and Book-Entry Issuance” and “Description of the Debt Securities” in the Base Shelf Prospectus and “Global Notes” under the heading “Description of the Notes” in this Prospectus Supplement).
Documents Incorporated by Reference
This Prospectus Supplement is deemed to be incorporated by reference into the Base Shelf Prospectus solely for the purpose of the Senior Note Program and the notes issued hereunder. Other documents are also incorporated or deemed to be incorporated by reference into the Base Shelf Prospectus and reference should be made to the Base Shelf Prospectus for full particulars.
Any statement contained in a document incorporated or deemed to be incorporated by reference in the Base Shelf Prospectus or this Prospectus Supplement is deemed to be modified or superseded, for purposes of this Prospectus Supplement, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in the Base Shelf Prospectus or this Prospectus Supplement modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of material fact or an omission to state a material fact that was required to be stated or that was necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement or the Base Shelf Prospectus.
Use of Proceeds
Unless otherwise specified in a Pricing Supplement, the net proceeds to the Bank from the sale of the notes will be added to the general funds of the Bank and utilized for general banking purposes. The application of the proceeds will depend upon the funding requirements of the Bank at the time.

Risk Factors
An Investment in the Notes Is Subject to Our Credit Risk
An investment in any of the notes issued under our Senior Note Program is subject to our credit risk. The existence of a trading market for, and the market value of, any of the notes may be impacted by market perception of our creditworthiness. If market perception of our creditworthiness were to decline for any reason, the market value of your notes, and availability of the trading markets generally, may be adversely affected.
Risks Relating to Indexed Notes
We use the term “indexed notes” to mean notes whose value is linked to an underlying property or index. Indexed notes may present a high level of risk, and those who invest in indexed notes may lose their entire investment. In addition, the treatment of indexed notes for U.S. federal income tax purposes is often unclear due to the absence of any authority specifically addressing the issues presented by any particular indexed note. Thus, if you propose to invest in indexed notes, you should independently evaluate the federal income tax consequences of purchasing an indexed note that apply in your particular circumstances.
Investors in Indexed Notes Could Lose Their Entire Investment
The amount of principal and/or interest payable on an indexed note and the cash value or physical settlement value of a physically settled note will be determined by reference to the price, value or level of one or more securities, currencies, commodities or other properties, any other financial, economic or other measure or instrument, including the occurrence or non-occurrence of any event or circumstance, and/or one or more indices or baskets of any of these items. We refer to each of these as an “index.” The direction and magnitude of the change in the price, value or level of the relevant index will determine the amount of principal and/or interest payable on the indexed note, and the cash value or physical settlement value of a physically settled note. The terms of a particular indexed note may or may not include a guaranteed return of a percentage of the face amount at maturity or a minimum interest rate. Thus, if you purchase an indexed note, you may lose all or a portion of the principal or other amount you invest and may receive no interest on your investment.
The Issuer of a Security or Currency That Serves as an Index Could Take Actions That May Adversely Affect an Indexed Note
The issuer of a security that serves as an index or part of an index for an indexed note will have no involvement in the offer and sale of the indexed note and no obligations to the holder of the indexed note. The issuer may take actions, such as a merger or sale of assets, without regard to the interests of the holder. Any of these actions could adversely affect the value of a note indexed to that security or to an index of which that security is a component.
If the index for an indexed note includes a non-U.S. dollar currency or other asset denominated in a non-U.S. dollar currency, the government that issues that currency will also have no involvement in the offer and sale of the indexed note and no obligations to the holder of the indexed note. That government may take actions that could adversely affect the value of the note. See “—Risks Relating to Notes Denominated or Payable in or Linked to a Non-U.S. Dollar Currency” below for more information about these kinds of government actions.
An Indexed Note May Be Linked to a Volatile Index, Which Could Hurt the Value of Your Investment
Some indices are highly volatile, which means that their value may change significantly, up or down, over a short period of time. The amount of principal and/or interest that can be expected to become payable on an indexed note may vary substantially from time to time. Because the amounts payable with respect to an indexed note are generally calculated based on the value or level of the relevant index on a specified date or over a limited period of time, volatility in the index increases the risk that the return on the indexed note may be adversely affected by a fluctuation in the level of the relevant index. The volatility of an index may be affected by political or economic events, including governmental actions, or by the activities of participants in the relevant markets. Any of these events or activities could adversely affect the value of an indexed note.

An Index to Which a Note Is Linked Could Be Changed or Become Unavailable
Some indices compiled by us or our affiliates or third parties may consist of or refer to several or many different securities, commodities or currencies or other instruments or measures. The compiler of such an index typically reserves the right to alter the composition of the index and the manner in which the value or level of the index is calculated. An alteration may result in a decrease in the value of or return on an indexed note that is linked to the index. The indices for our indexed notes may include published indices of this kind or customized indices developed by us or our affiliates in connection with particular issues of indexed notes.
A published index may become unavailable, or a customized index may become impossible to calculate in the normal manner, due to events such as war, natural disasters, cessation of publication of the index or a suspension or disruption of trading in one or more securities, commodities or currencies or other instruments or measures on which the index is based. If an index becomes unavailable or impossible to calculate in the normal manner, the terms of a particular indexed note may allow us to delay determining the amount payable as principal or interest on an indexed note, or we may use an alternative method to determine the value of the unavailable index. Alternative methods of valuation are generally intended to produce a value similar to the value resulting from reference to the relevant index. However, it is unlikely that any alternative method of valuation we use will produce a value identical to the value that the actual index would have produced. If we use an alternative method of valuation for a note linked to an index of this kind, the value of the note, or the rate of return on it, may be lower than it otherwise would be.
Some indexed notes are linked to indices that are not commonly used or that have been developed only recently. The lack of a trading history may make it difficult to anticipate the volatility or other risks associated with an indexed note of this kind. In addition, trading in these indices or their underlying stocks, commodities or currencies or other instruments or measures, or options or futures contracts on these stocks, commodities or currencies or other instruments or measures, may be limited, which could increase their volatility and decrease the value of the related indexed notes or the rates of return on them.
Notes Linked to the CPI Are Subject to Additional Risks.
If the interest rate on your notes is linked to the CPI, the level of the CPI may decrease during periods of little or no inflation (and will decrease during periods of deflation). In such a case, the interest rate on your notes during any interest period may be small, and may even be 0.00%.
The CPI Itself and the Method by which the Bureau of Labor Statistics of the U.S. Bureau of Labor Statistics (“BLS”) Calculates the CPI May Change In the Future. If the interest rate on your notes is linked to the CPI, the BLS may change the method by which it calculates the CPI, which could affect the level of the CPI used to calculate the interest rate (or, if applicable, determine whether the CPI is within the reference rate range) applicable to your notes. In particular, changes in the way the CPI is calculated could reduce the level of the CPI, which, if the interest rate on your notes is a floating rate of interest linked to the CPI, will result in lower interest payments during the applicable interest period(s), and in turn reduce the market value of the notes.
Consumer Prices May Change Unpredictably, Affecting the Level of the CPI and the Market Value of the Notes in Unforeseeable Ways. Market prices of the consumer items underlying the CPI may fluctuate based on numerous factors, including: changes in supply and demand relationships; weather; agriculture; trade; fiscal, monetary, and exchange control programs; domestic and foreign political and economic events and policies; disease; technological developments; and changes in interest rates. These factors may affect the level of the CPI and the market value of the notes in varying ways, and different factors may cause the level of the CPI to move in inconsistent directions at inconsistent rates.
Pricing Information About the Property Underlying a Relevant Index May Not Be Available
Special risks may also be presented because of differences in time zones between the United States and the market for the property underlying the relevant index, such that the underlying property is traded on a foreign exchange that is not open when the trading market for the notes in the United States, if any, is open or where trading occurs in the underlying property during times when the trading market for the notes in the United States, if any, is closed. In such cases, holders of the notes may have to make investment decisions at a time when current pricing information regarding the property underlying the relevant index is not available.
We May Engage in Hedging Activities that Could Adversely Affect an Indexed Note
In order to hedge an exposure on a particular indexed note, we may, directly or through our affiliates or other agents, enter into transactions involving the securities, commodities or currencies or other instruments or measures that underlie the index for the note, or involving derivative instruments, such as swaps, options or futures, on the index or any of its component items. To the extent that we enter into hedging arrangements with a non-affiliate, including a non-affiliated agent, such non-affiliate may enter into similar transactions. Engaging in transactions of this kind could adversely affect the value of an indexed note. It is possible that we or the hedging counterparty could achieve substantial returns from our hedging transactions while the value of the indexed note may decline.
We are under no obligation to hedge our exposure under a particular indexed note. There can be no assurance that any hedging transactions we may choose to undertake will be maintained over the term of the note or will be successful. Regardless of whether we engage in hedging transactions, you have no claim to or in respect of any particular asset which we hold and depend upon our creditworthiness for payment of any amounts due under a note.
Information About Indices May Not Be Indicative of Future Performance
If we issue an indexed note, we may include historical information about the relevant index in the relevant Pricing Supplement. Any information about indices that we may provide will be furnished as a matter of information only, and you should not regard the information as indicative of the range of, or trends in, fluctuations in the relevant index that may occur in the future.
We May Have Conflicts of Interest Regarding an Indexed Note
Scotia Capital (USA) Inc. and our other affiliates and unaffiliated agents may have conflicts of interest with respect to some indexed notes. Scotia Capital (USA) Inc. and our other affiliates and unaffiliated agents may engage in trading, including trading for hedging purposes, for their proprietary accounts or for other accounts under their management, in indexed notes and in the securities, commodities or currencies or other instruments or measures on which the index is based or in other derivative instruments related to the index or its component items. These trading activities could adversely affect the value of indexed notes. We and our affiliates and unaffiliated agents may also issue or underwrite securities or derivative instruments that are linked to the same index as one or more indexed notes. Introducing competing products into the marketplace in this manner could adversely affect the value of a particular indexed note.
We or our affiliates or an unaffiliated entity that provides us a hedge in respect of indexed notes may serve as calculation agent and/or exchange rate agent for the indexed notes and may have considerable discretion in calculating the amounts payable in respect of the notes. To the extent that we or another of our affiliates or such an unaffiliated entity calculates or compiles a particular index, it may also have considerable discretion in performing the calculation or compilation of the index. Exercising discretion in this manner could adversely affect the value of an indexed note based on the index or the rate of return on the security.
Floating Rates of Interest are Uncertain and Could be 0.0%
If your notes are floating rate notes or otherwise directly linked to a floating rate for some portion of the notes’ term, no interest will accrue on the notes with respect to any interest period for which the applicable floating rate specified in the applicable Pricing Supplement is zero on the related interest rate reset date. Floating interest rates, by their very nature, fluctuate, and may be as low as 0.0%. Also, in certain economic environments, floating rates of interest may be less than fixed rates of interest for instruments with a similar credit quality and term. As a result, the return you receive on your notes may be less than a fixed rate security issued for a similar term by a comparable issuer.

Changes in Banks’ Inter-bank Lending Rate Reporting Practices or the Method Pursuant to which LIBOR is Determined May Adversely Affect the Value of Securities to which LIBOR Relates
Concerns have been expressed that some of the member banks surveyed by the British Bankers’ Association (the “BBA”) in 2008 in connection with the calculation of daily LIBOR rates may have been under-reporting the inter-bank lending rate applicable to them in order to avoid an appearance of capital insufficiency or adverse reputational or other consequences that may result from reporting higher inter-bank lending rates. As a result, the LIBOR rate-fixing process was changed by increasing the number of banks surveyed to set a LIBOR rate. The BBA is continuing its consideration of ways to strengthen the oversight of the process. Future changes adopted by the BBA in the method pursuant to which the LIBOR rates are determined may result in a sudden or prolonged increase or decrease in the reported LIBOR rates, which may adversely affect the level of interest payments and the value of the notes.
Risks Relating to Notes Denominated or Payable in or Linked to a Non-U.S. Dollar Currency
If you intend to invest in a non-U.S. dollar note—e.g., a note whose principal and/or interest is payable in a currency other than U.S. dollars or that may be settled by delivery of or reference to a non-U.S. dollar currency or property denominated in or otherwise linked to a non-U.S. dollar currency—you should consult your own financial and legal advisors as to the currency risks entailed by your investment. Notes of this kind may not be an appropriate investment for investors who are unsophisticated with respect to non-U.S. dollar currency transactions.
An Investment in a Non-U.S. Dollar Note Involves Currency-Related Risks
An investment in a non-U.S. dollar note entails significant risks that are not associated with a similar investment in a note that is payable solely in U.S. dollars and where settlement value is not otherwise based on a non-U.S. dollar currency. These risks include the possibility of significant changes in rates of exchange between the U.S. dollar and the various non-U.S. dollar currencies or composite currencies and the possibility of the imposition or modification of foreign exchange controls or other conditions by either the United States or non-U.S. governments. These risks generally depend on factors over which we have no control, such as economic and political events and the supply of and demand for the relevant currencies in the global markets.
Changes in Currency Exchange Rates Can Be Volatile and Unpredictable
Rates of exchange between the U.S. dollar and many other currencies have been highly volatile, and this volatility may continue and perhaps spread to other currencies in the future. Fluctuations in currency exchange rates could adversely affect an investment in a note denominated in, or where value is otherwise linked to, a specified currency other than U.S. dollars. Depreciation of the specified currency against the U.S. dollar could result in a decrease in the U.S. dollar-equivalent value of payments on the note, including the principal payable at maturity. That in turn could cause the market value of the note to fall. Depreciation of the specified currency against the U.S. dollar could result in a loss to the investor on a U.S. dollar basis.
In courts outside of New York, investors may not be able to obtain judgment in a specified currency other than U.S. dollars. For example, a judgment for money in an action based on a non-U.S. dollar note in many other U.S. federal or state courts ordinarily would be enforced in the United States only in U.S. dollars. The date used to determine the rate of conversion of the currency in which any particular note is denominated into U.S. dollars will depend upon various factors, including which court renders the judgment.
Government Policy Can Adversely Affect Foreign Currency Exchange Rates and an Investment in a Non-U.S. Dollar Note
Foreign currency exchange rates can either float or be fixed by sovereign governments. From time to time, governments use a variety of techniques, such as intervention by a country’s central bank or imposition of regulatory controls or taxes, to affect the exchange rate of their currencies. Governments may also issue a new currency to replace an existing currency or alter the exchange rate or exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing non-U.S. dollar notes is that their yields or payouts could be significantly and unpredictably affected by governmental actions. Even in the absence of governmental action directly affecting currency exchange rates, political or economic developments in the country issuing the specified currency for a non-U.S. dollar note or elsewhere could lead to significant and sudden changes in the exchange rate between the U.S. dollar and the specified currency. These changes could affect the value of the note as participants in the global currency markets move to buy or sell the specified currency or U.S. dollars in reaction to these developments.
Governments have imposed from time to time and may in the future impose exchange controls or other conditions, including taxes, with respect to the exchange or transfer of a specified currency that could affect exchange rates as well as the availability of a specified currency for a note at its maturity or on any other payment date. In addition, the ability of a holder to move currency freely out of the country in which payment in the currency is received or to convert the currency at a freely determined market rate could be limited by governmental actions.
Information About Exchange Rates May Not Be Indicative of Future Performance
If we issue a non-U.S. dollar note, we may include in the relevant Pricing Supplement a currency supplement that provides information about historical exchange rates for the relevant non-U.S. dollar currency or currencies. Any information about exchange rates that we may provide will be furnished as a matter of information only, and you should not regard the information as indicative of the range of, or trends in, fluctuations in currency exchange rates that may occur in the future. That rate will likely differ from the exchange rate used under the terms that apply to a particular note.
Non-U.S. Investors May Be Subject to Certain Additional Risks
If we issue a U.S. dollar note and you are a non-U.S. investor who purchased such notes with a currency other than U.S. dollars, changes in rates of exchange may have an adverse effect on the value, price or income of your investment.
This Prospectus Supplement contains a general description of certain U.S. and Canadian tax consequences relating to the notes. If you are a non-U.S. investor, you should consult your tax advisors as to the consequences, under the tax laws of the country where you are resident for tax purposes, of acquiring, holding and disposing of notes and receiving payments of principal or other amounts under the notes.
Description of the Notes
General
The notes will be limited to an aggregate offering price of US$        or, at the Bank’s option if so specified in the relevant Pricing Supplement, the equivalent of this amount in any currency or currency unit other than U.S. dollars. The Bank may issue notes pursuant to one or more other prospectus supplements under the Base Shelf Prospectus and the aggregate amount of the notes that may be offered under this Prospectus Supplement may be subject to reduction as a result of the sale by the Bank of other securities (including notes and unsecured subordinated notes of the Bank) pursuant to one or more other prospectus supplements under the Base Shelf Prospectus.
Notes may be issued at various times and in different series, any series of which may be comprised of one or more tranches of notes. The Bank may issue as many distinct series of notes as it wishes.
The notes are part of the debt securities registered by the Bank with the SEC and qualified for distribution in the Province of Ontario. The notes will constitute the Bank’s unsecured and unsubordinated obligations and will constitute deposit liabilities of the Bank for purposes of the Bank Act and will rank on a parity with all of the Bank’s other senior unsecured debt including deposit liabilities, other than certain governmental claims in accordance with applicable law, and prior to all of the Bank’s subordinated debt. The notes will not constitute deposits that are insured under the Canada Deposit Insurance Corporation Act (Canada) or by the United States Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality.

The notes will be issued under a senior debt indenture among the Bank, Computershare Trust Company, N.A., as United States trustee, and Computershare Trust Company of Canada, as Canadian trustee, which is more fully described in the Base Shelf Prospectus under the heading “Description of the Debt Securities.”
Subject to regulatory capital requirements applicable to the Bank, there is no limit on the amount of indebtedness that the Bank may issue. The Bank has other unsubordinated debt outstanding and may issue additional unsubordinated debt at any time and without notifying you.
The Bank will offer notes under the Senior Note Program on a continuous basis through one or more agents. See “Supplemental Plan of Distribution”.
The indenture does not limit the aggregate principal amount of senior notes that we may issue. We may, from time to time, without the consent of the holders of the notes, provide for the issuance of notes or other debt securities under the indenture in addition to the US$        aggregate initial offering price of notes noted on the cover of this Prospectus Supplement. Each note issued under this Prospectus Supplement will have a stated maturity that will be specified in the applicable Pricing Supplement and may be subject to redemption or repayment before its stated maturity. As a general matter, each note will mature nine months or more from its date of issue, except that indexed notes may have a maturity of less than nine months. Notes may be issued at significant discounts from their principal amount due on the stated maturity (or on any prior date on which the principal or an installment of principal of a note becomes due and payable, whether by the declaration of acceleration, call for redemption at our option, repayment at the option of the holder or otherwise), and some notes may not bear interest. We may from time to time, without the consent of the existing holders of the relevant notes, create and issue further notes having the same terms and conditions as such notes in all respects, except for the issue date, issue price and, if applicable, the first payment of interest thereon.
Unless we specify otherwise in the relevant Pricing Supplement, currency amounts in this Prospectus Supplement are expressed in U.S. dollars. Unless we specify otherwise in any note and Pricing Supplement, the notes will be denominated in U.S. dollars and payments of principal, premium, if any, and any interest on the notes will be made in U.S. dollars. If any note is to be denominated other than exclusively in U.S. dollars, or if the principal of, premium, if any, or any interest on the note is to be paid in one or more currencies (or currency units or in amounts determined by reference to an index or indices) other than that in which that note is denominated, additional information (including authorized denominations and related exchange rate information) will be provided in the relevant Pricing Supplement. Unless we specify otherwise in any Pricing Supplement, notes denominated in U.S. dollars will be issued in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof (except that non-U.S. investors may be subject to higher minimums).
Interest rates that we offer on the notes may differ depending upon, among other factors, the aggregate principal amount of notes purchased in any single transaction. Notes with different variable terms other than interest rates may also be offered concurrently to different investors. We may change interest rates or formulas and other terms of notes from time to time, but no change of terms will affect any note we have previously issued or as to which we have accepted an offer to purchase.
Global Notes
Unless otherwise specified in a Pricing Supplement, each note issued under the Senior Note Program will be issued as a book-entry note in fully registered form and will be represented by a global note that the Bank deposits with and registers in the name of a financial institution or its nominee called a depository. Unless otherwise specified in the applicable Pricing Supplement, The Depository Trust Company, New York, New York, will be the depository for all notes in global form. See “Legal Ownership and Book-Entry Issuance” in the Base Shelf Prospectus.
Types of Notes
We may issue the following three types of notes:

•	Fixed Rate Notes. A note of this type will bear interest at a fixed rate described in the applicable Pricing Supplement. This type includes zero-coupon notes, which bear no interest and are instead issued at a price lower than the principal amount.

•	Floating Rate Notes. A note of this type will bear interest at rates that are determined by reference to an interest rate formula. In some cases, the rates may also be adjusted by adding or subtracting a spread or multiplying by a spread multiplier and may be subject to a minimum rate or a maximum rate. The various interest rate formulas and these other features are described below in “—Interest Rates—Floating Rate Notes.” If your note is a floating rate note, the formula and any adjustments that apply to the interest rate will be specified in your Pricing Supplement.

•	Indexed Notes. A note of this type provides that the principal amount payable at its maturity, and/or the amount of interest payable on an interest payment date, will be determined by reference to:
–	one or more securities;

–	one or more currencies;

–	one or more commodities;

–	any other financial, economic or other measures or instruments, including the occurrence or non- occurrence of any event or circumstance; and/or

–	indices or baskets of any of these items.
If you are a holder of an indexed note, you may receive a principal amount at maturity that is greater than, less than or equal to the face amount of your note depending upon the value of the applicable index at maturity. That value may fluctuate over time. If you purchase an indexed note your Pricing Supplement will include information about the relevant index and how amounts that are to become payable will be determined by reference to that index. Before you purchase any indexed note, you should read carefully the section entitled “Risk Factors—Risks Relating to Indexed Notes” below.
Original Issue Discount Notes
A fixed rate note, a floating rate note or an indexed note may be an original issue discount note. A note of this type is issued at a price lower than its principal amount and provides that, upon redemption or acceleration of its maturity, an amount less than its principal amount will be payable. An original issue discount note may be a zero-coupon note. A note issued at a discount to its principal may, for U.S. federal income tax purposes, be considered an original issue discount note, regardless of the amount payable upon redemption or acceleration of maturity.
Principal Protected Notes
The relevant Pricing Supplement will specify if your notes are principal protected notes. The amount payable in respect of principal protected notes on the maturity date will be at least equal to the principal amount of the notes.
Information in the Pricing Supplement
Your Pricing Supplement will describe one or more of the following terms of your note:
•	the stated maturity;

•	the specified currency or currencies for principal and interest, if not U.S. dollars;

•	the price at which we originally issue your note, expressed as a percentage of the principal amount, and the original issue date;

•	whether your note is a fixed rate note, a floating rate note or an indexed note;

•	if your note is a fixed rate note, the yearly rate at which your note will bear interest, if any, and the interest payment dates;

•	if your note is a floating rate note, the interest rate basis, which may be one of the ten interest rate bases described in “—Interest Rates—Floating Rate Notes” below; any applicable index currency or maturity, spread or spread multiplier or initial, maximum or minimum rate; and the interest reset, determination, calculation and payment dates, all of which we describe under “—Interest Rates—Floating Rate Notes” below;

•	if your note is an indexed note, the principal amount, if any, we will pay you at maturity, the amount of interest, if any, we will pay you on an interest payment date or the formula we will use to calculate these amounts, if any;

•	if your note is an original issue discount note, the yield to maturity;

•	if applicable, the circumstances under which your note may be redeemed at our option before the stated maturity, including any redemption commencement date, redemption price(s) and redemption period(s);

•	if applicable, the circumstances under which you may demand repayment of your note before the stated maturity, including any repayment commencement date, repayment price(s) and repayment period(s);

•	any special Canadian or United States federal income tax consequences of the purchase, ownership or disposition of a particular issuance of notes;

•	the use of proceeds, if materially different than those discussed in this Prospectus Supplement; and

•	any other terms of your note, which could be different from those described in this Prospectus Supplement.
Market-Making Transactions
If you purchase your note in a market-making transaction, you will receive information about the price you pay and your trade and settlement dates in a separate confirmation of sale. A market-making transaction is one in which an agent or other person resells a note that it has previously acquired from another holder. A market-making transaction in a particular note occurs after the original sale of the note.
Redemption at the Option of the Bank; No Sinking Fund
If an initial redemption date is specified in the applicable Pricing Supplement, we may redeem the particular notes prior to their stated maturity date at our option on any date on or after that initial redemption date in whole or from time to time in part in increments of US$1,000 or any other integral multiple of an authorized denomination specified in the applicable Pricing Supplement (provided that any remaining principal amount thereof shall be at least US$1,000 or other minimum authorized denomination applicable thereto), at the redemption price or prices specified in that Pricing Supplement, together with unpaid interest accrued thereon to the date of redemption. Unless otherwise specified in the applicable Pricing Supplement, we must give written notice to registered holders of the particular notes to be redeemed at our option not more than 60 nor less than 30 calendar days prior to the date of redemption.
The notes will not be subject to, or entitled to the benefit of, any sinking fund.
Repayment at the Option of the Holder
If one or more optional repayment dates are specified in the applicable Pricing Supplement, registered holders of the particular notes may require us to repay those notes prior to their stated maturity date on any optional repayment date in whole or from time to time in part in increments of US$1,000 or any other integral multiple of an authorized denomination specified in the applicable Pricing Supplement (provided that any remaining principal amount thereof shall be at least US$1,000 or other minimum authorized denomination applicable thereto), at the repayment price or prices specified in that Pricing Supplement, together with unpaid interest accrued thereon to the date of repayment. A registered holder’s exercise of the repayment option will be irrevocable.
For any note to be repaid, the applicable trustee must receive, at its corporate trust office in the Borough of Manhattan, The City of New York, not more than 60 nor less than 30 calendar days prior to the date of repayment, the particular notes to be repaid and, in the case of a book-entry note, repayment instructions from the applicable beneficial owner to the depositary and forwarded by the depositary. Only the depositary may exercise the repayment option in respect of global notes representing book-entry notes. Accordingly, beneficial owners of global notes that desire to have all or any portion of the book-entry notes represented thereby repaid must instruct the participant through which they own their interest to direct the depositary to exercise the repayment option on their behalf by forwarding the repayment instructions to the applicable trustee as aforesaid. In order to ensure that these instructions are received by the applicable trustee on a particular day, the applicable beneficial owner must so instruct the participant through which it owns its interest before that participant’s deadline for accepting instructions for that day. Different firms may have different deadlines for accepting instructions from their customers. Accordingly, beneficial owners should consult their participants for the respective deadlines. In addition, at the time repayment instructions are given, each beneficial owner shall cause the participant through which it owns its interest to transfer the beneficial owner’s interest in the global note representing the related book-entry notes, on the depositary’s records, to the applicable trustee.
If applicable, we will comply with the requirements of Section 14(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules promulgated thereunder, and any other securities laws or regulations in connection with any repayment of notes at the option of the registered holders thereof.
We may at any time purchase notes at any price or prices in the open market or otherwise. Notes so purchased by us may, at our discretion, be held, resold or surrendered to the applicable trustee for cancellation.
Interest
Each interest-bearing note will bear interest from its date of issue at the rate per annum, in the case of a fixed rate note, or pursuant to the interest rate formula, in the case of a floating rate note, in each case as specified in the applicable Pricing Supplement, until the principal thereof is paid. We will make interest payments in respect of fixed rate notes and floating rate notes in an amount equal to the interest accrued from and including the immediately preceding interest payment date in respect of which interest has been paid or from and including the date of issue, if no interest has been paid, to but excluding the applicable interest payment date or the maturity date, as the case may be (each, an “interest period”).
Interest on fixed rate notes and floating rate notes will be payable in arrears on each interest payment date and on the maturity date. The first payment of interest on any note originally issued between a regular record date and the related interest payment date will be made on the interest payment date immediately following the next succeeding record date to the registered holder on the next succeeding record date. The “regular record date” shall be the fifteenth calendar day, whether or not a “business day”, immediately preceding the related interest payment date. “Business day” is defined below in Schedule 1 to this Prospectus Supplement. For the purpose of determining the holder at the close of business on a regular record date when business is not being conducted, the close of business will mean 5:00 P.M. Eastern Standard Time, on that day.
Interest Rates
This subsection describes the different kinds of interest rates that may apply to your note, if it bears interest.
Fixed Rate Notes
The relevant Pricing Supplement will specify the interest payment dates for a fixed rate note as well as the maturity date. Interest on fixed rate notes will be computed on the basis of a 360-day year consisting of twelve 30-day months or such other day count fraction set forth in the Pricing Supplement.

If any interest payment date, redemption date, repayment date or maturity date of a fixed rate note falls on a day that is not a business day, we will make the required payment of principal, premium, if any, and/or interest on the next succeeding business day, and no additional interest will accrue in respect of the payment made on that next succeeding business day.
Floating Rate Notes
In this subsection, we use several specialized terms relating to the manner in which floating interest rates are calculated. These terms are defined in Schedule 1 to this Prospectus Supplement.
The following will apply to floating rate notes:
Interest Rate Basis. We currently expect to issue floating rate notes that bear interest at rates based on one or more of the following interest rate bases:
•	Commercial paper rate;

•	U.S. prime rate;

•	LIBOR;

•	EURIBOR;

•	Treasury rate;

•	CMT rate;

•	CD rate;

•	CMS rate;

•	Federal funds rate; and/or

•	CPI.
We describe each of the interest rate bases in further detail below in this subsection. If you purchase a floating rate note, your Pricing Supplement will specify the interest rate basis that applies to your note.
Calculation of Interest. Calculations relating to floating rate notes will be made by the calculation agent, an institution that we appoint as our agent for this purpose. That institution may include us or any affiliate of ours, such as Scotia Capital Inc. The Pricing Supplement for a particular floating rate note will name the institution that we have appointed to act as the calculation agent for that note as of its original issue date. We may appoint a different institution to serve as calculation agent from time to time after the original issue date of the note without your consent and without notifying you of the change.
For each floating rate note, the calculation agent will determine, on the corresponding interest calculation date or on the interest determination date, as described below, the interest rate that takes effect on each interest reset date. In addition, the calculation agent will calculate the amount of interest that has accrued during each interest period—that is, the period from and including the original issue date, or the last date to which interest has been paid or made available for payment, to but excluding the payment date. For each interest period, the calculation agent will calculate the amount of accrued interest by multiplying the face or other specified amount of the floating rate note by an accrued interest factor for the interest period. This factor will equal the sum of the interest factors calculated for each day during the interest period. The interest factor for each day will be expressed as a decimal and will be calculated by dividing the interest rate, also expressed as a decimal, applicable to that day by 360 or by the actual number of days in the year, as specified in the relevant Pricing Supplement.

Upon the request of the holder of any floating rate note, the calculation agent will provide for that note the interest rate then in effect—and, if determined, the interest rate that will become effective on the next interest reset date. The calculation agent’s determination of any interest rate, and its calculation of the amount of interest for any interest period, will be final and binding in the absence of manifest error.
All percentages resulting from any calculation relating to a note will be rounded upward or downward, as appropriate, to the next higher or lower one hundred-thousandth of a percentage point (e.g., 9.876541% (or .09876541) being rounded down to 9.87654% (or .0987654) and 9.876545% (or         .09876545) being rounded up to 9.87655% (or .0987655)). All amounts used in or resulting from any calculation relating to a floating rate note will be rounded upward or downward, as appropriate, to the nearest cent, in the case of U.S. dollars, or to the nearest corresponding hundredth of a unit, in the case of a currency other than U.S. dollars, with one-half cent or one-half of a corresponding hundredth of a unit or more being rounded upward.
In determining the interest rate basis that applies to a floating rate note during a particular interest period, the calculation agent may obtain rate quotes from various banks or dealers active in the relevant market, as discussed below. Those reference banks and dealers may include the calculation agent itself and its affiliates, as well as any agent participating in the distribution of the relevant floating rate notes and its affiliates, and they may include our affiliates.
Initial Interest Rate. For any floating rate note, the interest rate in effect from the original issue date to the first interest reset date will be the initial interest rate. We will specify the initial interest rate or the manner in which it is determined in the relevant Pricing Supplement.
Spread or Spread Multiplier. In some cases, the interest rate basis for a floating rate note may be adjusted:
•	by adding or subtracting a specified number of basis points, called the spread, with one basis point being 0.01%; or

•	by multiplying the interest rate basis by a specified percentage, called the spread multiplier.
If you purchase a floating rate note, your Pricing Supplement will indicate whether a spread or spread multiplier will apply to your note and, if so, the amount of the spread or spread multiplier.
Maximum and Minimum Rates. The actual interest rate, after being adjusted by the spread or spread multiplier, may also be subject to either or both of the following limits:
•	a maximum rate — i.e., a specified upper limit that the actual interest rate in effect at any time may not exceed; and/or

•	a minimum rate — i.e., a specified lower limit that the actual interest rate in effect at any time may not fall below.
If you purchase a floating rate note, your Pricing Supplement will indicate whether a maximum rate and/or minimum rate will apply to your note and, if so, what those rates are.
Whether or not a maximum rate applies, the interest rate on a floating rate note will in no event be higher than the maximum rate permitted by New York law, as it may be modified by U.S. law of general application and the Criminal Code (Canada). Under current New York law, the maximum rate of interest, with some exceptions, for any loan in an amount less than $250,000 is 16% and for any loan in the amount of $250,000 or more but less than $2,500,000 is 25% per year on a simple interest basis. These limits do not apply to loans of $2,500,000 or more, except for the Criminal Code (Canada), which limits the rate to 60%.
The rest of this subsection describes how the interest rate and the interest payment dates will be determined, and how interest will be calculated, on a floating rate note.

Interest Reset Dates. The rate of interest on a floating rate note will be reset, by the calculation agent described below, daily, weekly, monthly, quarterly, semi-annually or annually. The date on which the interest rate resets and the reset rate becomes effective is called the interest reset date. Except as otherwise specified in the applicable Pricing Supplement, the interest reset date will be as follows:
•	for floating rate notes that reset daily, each business day;

•	for floating rate notes that reset weekly and are not treasury rate notes, the Wednesday of each week;

•	for treasury rate notes that reset weekly, the Tuesday of each week;

•	for floating rate notes that reset monthly, the third Wednesday of each month;

•	for floating rate notes that reset quarterly, the third Wednesday of each of four months of each year as indicated in the relevant Pricing Supplement;

•	for floating rate notes that reset semi-annually, the third Wednesday of each of two months of each year as indicated in the relevant Pricing Supplement;

•	for floating rate notes that reset annually, the third Wednesday of one month of each year as indicated in the relevant Pricing Supplement; and

•	for a floating rate note, the interest rate in effect on any particular day will be the interest rate determined with respect to the latest interest reset date that occurs on or before that day. There are several exceptions, however, to the reset provisions described above.
If any interest reset date for a floating rate note would otherwise be a day that is not a business day, the interest reset date will be postponed to the next day that is a business day. For a LIBOR or EURIBOR note, however, if that business day is in the next succeeding calendar month, the interest reset date will be the immediately preceding business day.
Interest Determination Dates. The interest rate that takes effect on an interest reset date will be determined by the calculation agent by reference to a particular date called an interest determination date. Except as otherwise indicated in the relevant Pricing Supplement:
•	for commercial paper rate, federal funds rate and U.S. prime rate notes, the interest determination date relating to a particular interest reset date will be the business day preceding the interest reset date;

•	for LIBOR notes, the interest determination date relating to a particular interest reset date will be the second London business day preceding the interest reset date, unless the index currency is pounds sterling, in which case the interest determination date will be the interest reset date. We refer to an interest determination date for a LIBOR note as a LIBOR interest determination date;

•	for EURIBOR notes, the interest determination date relating to a particular interest reset date will be the second euro business day preceding the interest reset date. We refer to an interest determination date for a EURIBOR note as a EURIBOR interest determination date;

•	for treasury rate notes, the interest determination date relating to a particular interest reset date, which we refer to as a treasury interest determination date, will be the day of the week in which the interest reset date falls on which treasury bills—i.e., direct obligations of the U.S. government—would normally be auctioned. Treasury bills are usually sold at auction on the Monday of each week, unless that day is a legal holiday, in which case the auction is usually held on the following Tuesday, except that the auction may be held on the preceding Friday. If as the result of a legal holiday an auction is held on the preceding Friday, that Friday will be the treasury interest determination date relating to the interest reset date occurring in the next succeeding week; and

•	for CD rate, CMT rate and CMS rate notes, the interest determination date relating to a particular interest reset date will be the second business day preceding the interest reset date.
The interest determination date pertaining to a floating rate note the interest rate of which is determined with reference to two or more interest rate bases will be the latest business day which is at least two business days before the related interest reset date for the applicable floating rate note on which each interest rate basis is determinable.
Interest Calculation Dates. As described above, the interest rate that takes effect on a particular interest reset date will be determined by reference to the corresponding interest determination date. Except for LIBOR notes and EURIBOR notes, however, the determination of the rate will actually be made on a day no later than the corresponding interest calculation date. The interest calculation date will be the earlier of the following:
•	the tenth calendar day after the interest determination date or, if that tenth calendar day is not a business day, the next succeeding business day; and

•	the business day immediately preceding the interest payment date or the maturity, whichever is the day on which the next payment of interest will be due.
The calculation agent need not wait until the relevant interest calculation date to determine the interest rate if the rate information it needs to make the determination is available from the relevant sources sooner.
Interest Payment Dates. The interest payment dates for a floating rate note will depend on when the interest rate is reset and, unless we specify otherwise in the relevant Pricing Supplement, will be as follows:
•	for floating rate notes that reset daily, weekly or monthly, the third Wednesday of each month;

•	for floating rate notes that reset quarterly, the third Wednesday of the four months of each year specified in the relevant Pricing Supplement;

•	for floating rate notes that reset semi-annually, the third Wednesday of the two months of each year specified in the relevant Pricing Supplement; or

•	for floating rate notes that reset annually, the third Wednesday of the month specified in the relevant Pricing Supplement.
Regardless of these rules, if a note is originally issued after the regular record date and before the date that would otherwise be the first interest payment date, the first interest payment date will be the date that would otherwise be the second interest payment date.
In addition, the following special provision will apply to a floating rate note with regard to any interest payment date other than one that falls on the maturity. If the interest payment date would otherwise fall on a day that is not a business day, then the interest payment date will be the next day that is a business day. However, if the floating rate note is a LIBOR note or a EURIBOR note and the next business day falls in the next calendar month, then the interest payment date will be advanced to the next preceding day that is a business day. If the maturity date of a floating rate note falls on a day that is not a business day, we will make the required payment of principal, premium, if any, and interest on the next succeeding business day, and no additional interest will accrue in respect of the payment made on that next succeeding business day.
Commercial Paper Rate Notes
If you purchase a commercial paper rate note, your note will bear interest at an interest rate equal to the commercial paper rate and adjusted by the spread or spread multiplier, if any, indicated in your Pricing Supplement.
The commercial paper rate will be the money market yield of the rate, for the relevant interest determination date, for commercial paper having the index maturity indicated in your Pricing Supplement, as published in H.15(519)

under the heading “Commercial Paper—Nonfinancial.” If the commercial paper rate cannot be determined as described above, the following procedures will apply.
•	If the rate described above does not appear in H.15(519) by 3:00 P.M., New York City time, on the relevant interest calculation date, unless the calculation is made earlier and the rate is available from that source at that time, then the commercial paper rate will be the rate, for the relevant interest determination date, for commercial paper having the index maturity specified in your Pricing Supplement, as published in H.15 daily update or any other recognized electronic source used for displaying that rate, under the heading “Commercial Paper—Nonfinancial.”

•	If the rate described above does not appear in H.15(519), H.15 daily update or another recognized electronic source by 3:00 P.M., New York City time, on the relevant interest calculation date, unless the calculation is made earlier and the rate is available from one of those sources at that time, the commercial paper rate will be the money market yield of the arithmetic mean of the following offered rates for U.S. dollar commercial paper that has the relevant index maturity and is placed for an industrial issuer whose bond rating is “Aa”, or the equivalent, from a nationally recognized rating agency: the rates offered as of 11:00 A.M., New York City time, on the relevant interest determination date, by three leading U.S. dollar commercial paper dealers in New York City selected by the calculation agent.

•	If fewer than three dealers selected by the calculation agent are quoting as described above, the commercial paper rate for the new interest period will be the commercial paper rate in effect for the prior interest period. If the initial interest rate has been in effect for the prior interest period, however, it will remain in effect for the new interest period.
U.S. Prime Rate Notes
If you purchase a U.S. prime rate note, your note will bear interest at an interest rate equal to the U.S. prime rate and adjusted by the spread or spread multiplier, if any, indicated in your Pricing Supplement.
The U.S. prime rate will be the rate, for the relevant interest determination date, published in H.15(519) opposite the heading “Bank Prime Loan.” If the U.S. prime rate cannot be determined as described above, the following procedures will apply.
•	If the rate described above does not appear in H.15(519) by 3:00 P.M., New York City time, on the relevant interest calculation date, unless the calculation is made earlier and the rate is available from that source at that time, then the U.S. prime rate will be the rate, for the relevant interest determination date, as published in H.15 daily update or another recognized electronic source used for the purpose of displaying that rate, under the heading “Bank Prime Loan.”

•	If the rate described above does not appear in H.15(519), H.15 daily update or another recognized electronic source by 3:00 P.M., New York City time, on the relevant interest calculation date, unless the calculation is made earlier and the rate is available from one of those sources at that time, then the U.S. prime rate will be the arithmetic mean of the following rates as they appear on the Reuters screen US PRIME 1 page: the rate of interest publicly announced by each bank appearing on that page as that bank’s prime rate or base lending rate, as of 11:00 A.M., New York City time, on the relevant interest determination date.

•	If fewer than four of these rates appear on the Reuters screen US PRIME 1 page, the U.S. prime rate will be the arithmetic mean of the prime rates or base lending rates, as of the close of business on the relevant interest determination date, of three major banks in New York City selected by the calculation agent. For this purpose, the calculation agent will use rates quoted on the basis of the actual number of days in the year divided by a 360-day year.

•	If fewer than three banks selected by the calculation agent are quoting as described above, the U.S. prime rate for the new interest period will be the U.S. prime rate in effect for the prior interest period. If the initial interest rate has been in effect for the prior interest period, however, it will remain in effect for the new interest period.
LIBOR Notes
If you purchase a LIBOR note, your note will bear interest at an interest rate equal to LIBOR, which will be the London interbank offered rate for deposits in U.S. dollars or any other index currency, as noted in your Pricing Supplement. In addition, when LIBOR is the interest rate basis the applicable LIBOR rate will be adjusted by the spread or spread multiplier, if any, indicated in your Pricing Supplement. LIBOR will be determined in the following manner:
•	LIBOR will be the offered rate appearing on the Reuters Page LIBOR01 as of 11:00 A.M., London time, on the relevant LIBOR interest determination date, for deposits of the relevant index currency having the relevant index maturity beginning on the relevant interest reset date. Your Pricing Supplement will indicate the index currency, the index maturity and the reference page that apply to your LIBOR note. If no reference page is mentioned in your Pricing Supplement, Reuters Page LIBOR01 will apply to your LIBOR note.

•	If Reuters Page LIBOR01 applies and the rate described above does not appear on that page, then LIBOR will be determined on the basis of the rates, at approximately 11:00 A.M., London time, on the relevant LIBOR interest determination date, at which deposits of the following kind are offered to prime banks in the London interbank market by four major banks in that market selected by the calculation agent: deposits of the index currency having the relevant index maturity, beginning on the relevant interest reset date, and in a representative amount. The calculation agent will request the principal London office of each of these banks to provide a quotation of its rate. If at least two quotations are provided, LIBOR for the relevant LIBOR interest determination date will be the arithmetic mean of the quotations.

•	If fewer than two quotations are provided as described above, LIBOR for the relevant LIBOR interest determination date will be the arithmetic mean of the rates for loans of the following kind to leading European banks quoted, at approximately 11:00 A.M., in the applicable principal financial center, on that LIBOR interest determination date, by three major banks in that financial center selected by the calculation agent: loans of the index currency having the relevant index maturity, beginning on the relevant interest reset date and in a representative amount.

•	If fewer than three banks selected by the calculation agent are quoting as described above, LIBOR for the new interest period will be LIBOR in effect for the prior interest period. If the initial interest rate has been in effect for the prior interest period, however, it will remain in effect for the new interest period.
EURIBOR Notes
If you purchase a EURIBOR note, your note will bear interest at an interest rate equal to the interest rate for deposits in euro, designated as “EURIBOR” and sponsored jointly by the European Banking Federation and ACI — the Financial Market Association, or any company established by the joint sponsors for purposes of compiling and publishing that rate. In addition, when EURIBOR is the interest rate basis the EURIBOR base rate will be adjusted by the spread or spread multiplier, if any, specified in your Pricing Supplement. EURIBOR will be determined in the following manner:
•	EURIBOR will be the offered rate for deposits in euros having the index maturity specified in your Pricing Supplement, beginning on the second euro business day after the relevant EURIBOR interest determination date, as that rate appears on Reuters page EURIBOR01 as of 11:00 A.M., Brussels time, on the relevant EURIBOR interest determination date.

•	If the rate described above does not appear on Reuters page EURIBOR01, EURIBOR will be determined on the basis of the rates, at approximately 11:00 A.M., Brussels time, on the relevant EURIBOR interest determination date, at which deposits of the following kind are offered to prime banks in the euro-zone interbank market by the principal euro-zone office of each of four major banks in that market selected by the calculation agent: euro deposits having the relevant index maturity, beginning on the relevant interest reset date, and in a representative amount. The calculation agent will request the principal euro-zone office of each of these banks to provide a quotation of its rate. If at least two quotations are provided, EURIBOR for the relevant EURIBOR interest determination date will be the arithmetic mean of the quotations.

•	If fewer than two quotations are provided as described above, EURIBOR for the relevant EURIBOR interest determination date will be the arithmetic mean of the rates for loans of the following kind to leading euro-zone banks quoted, at approximately 11:00 A.M., Brussels time on that EURIBOR interest determination date, by three major banks in the euro-zone selected by the calculation agent: loans of euros having the relevant index maturity, beginning on the relevant interest reset date, and in a representative amount.

•	If fewer than three banks selected by the calculation agent are quoting as described above, EURIBOR for the new interest period will be EURIBOR in effect for the prior interest period. If the initial interest rate has been in effect for the prior interest period, however, it will remain in effect for the new interest period.
Treasury Rate Notes
If you purchase a treasury rate note, your note will bear interest at an interest rate equal to the treasury rate and adjusted by the spread or spread multiplier, if any, indicated in your Pricing Supplement.
The treasury rate will be the rate for the auction, on the relevant treasury interest determination date, of treasury bills having the index maturity specified in your Pricing Supplement, as that rate appears on Reuters page USAUCTION 10/11. If the treasury rate cannot be determined in this manner, the following procedures will apply.
•	If the rate described above does not appear on either page by 3:00 P.M., New York City time, on the relevant interest calculation date, unless the calculation is made earlier and the rate is available from that source at that time, the treasury rate will be the bond equivalent yield of the rate, for the relevant interest determination date, for the type of treasury bill described above, as published in H.15 daily update, or another recognized electronic source used for displaying that rate, under the heading “U.S. Government Securities/Treasury Bills/Auction High.”

•	If the rate described in the prior paragraph does not appear in H.15 daily update or another recognized electronic source by 3:00 P.M., New York City time, on the relevant interest calculation date, unless the calculation is made earlier and the rate is available from one of those sources at that time, the treasury rate will be the bond equivalent yield of the auction rate, for the relevant treasury interest determination date and for treasury bills of the kind described above, as announced by the U.S. Department of the Treasury.

•	If the auction rate described in the prior paragraph is not so announced by 3:00 P.M., New York City time, on the relevant interest calculation date, or if no such auction is held for the relevant week, then the treasury rate will be the bond equivalent yield of the rate, for the relevant treasury interest determination date and for treasury bills having a remaining maturity closest to the specified index maturity, as published in H.15(519) under the heading “U.S. Government Securities/Treasury Bills/Secondary Market.”

•	If the rate described in the prior paragraph does not appear in H.15(519) by 3:00 P.M., New York City time, on the relevant interest calculation date, unless the calculation is made earlier and the rate is available from one of those sources at that time, then the treasury rate will be the rate, for the relevant treasury interest determination date and for treasury bills having a remaining maturity closest to the specified index maturity, as published in H.15 daily update, or another recognized electronic source used for displaying that rate, under the heading “U.S. Government Securities/Treasury Bills/Secondary Market.”

•	If the rate described in the prior paragraph does not appear in H.15 daily update or another recognized electronic source by 3:00 P.M., New York City time, on the relevant interest calculation date, unless the calculation is made earlier and the rate is available from one of those sources at that time, the treasury rate will be the bond equivalent yield of the arithmetic mean of the following secondary market bid rates for the issue of treasury bills with a remaining maturity closest to the specified index maturity: the rates bid as of approximately 3:30 P.M., New York City time, on the relevant treasury interest determination date, by three primary U.S. government securities dealers in New York City selected by the calculation agent.

•	If fewer than three dealers selected by the calculation agent are quoting as described in the prior paragraph, the treasury rate in effect for the new interest period will be the treasury rate in effect for the prior interest period. If the initial interest rate has been in effect for the prior interest period, however, it will remain in effect for the new interest period.
CD Rate Notes
If you purchase a CD rate note, your note will bear interest at an interest rate equal to the CD rate and adjusted by the spread or spread multiplier, if any, indicated in your Pricing Supplement.
The CD rate will be the rate, on the relevant interest determination date, for negotiable U.S. dollar certificates of deposit having the index maturity specified in your Pricing Supplement, as published in H.15(519) under the heading “CDs (Secondary Market).” If the CD rate cannot be determined in this manner, the following procedures will apply.
•	If the rate described above does not appear in H.15(519) by 3:00 P.M., New York City time, on the relevant interest calculation date, unless the calculation is made earlier and the rate is available from that source at that time, then the CD rate will be the rate, for the relevant interest determination date, described above as published in H.15 daily update, or another recognized electronic source used for displaying that rate, under the heading “CDs (Secondary Market).”

•	If the rate described above does not appear in H.15(519), H.15 daily update or another recognized electronic source by 3:00 P.M., New York City time, on the relevant interest calculation date, unless the calculation is made earlier and the rate is available from one of those sources at that time, the CD rate will be the arithmetic mean of the following secondary market offered rates for negotiable U.S. dollar certificates of deposit of major U.S. money market banks with a remaining maturity closest to the specified index maturity, and in a representative amount: the rates offered as of 10:00 A.M., New York City time, on the relevant interest determination date, by three leading non-bank dealers in negotiable U.S. dollar certificates of deposit in New York City, as selected by the calculation agent.

•	If fewer than three dealers selected by the calculation agent are quoting as described above, the CD rate in effect for the new interest period will be the CD rate in effect for the prior interest period. If the initial interest rate has been in effect for the prior interest period, however, it will remain in effect for the new interest period.
CMT Rate Notes
If you purchase a CMT rate note, your note will bear interest at an interest rate equal to the CMT rate and adjusted by the spread or spread multiplier, if any, indicated in your Pricing Supplement.
The CMT rate will be the following rate displayed on the designated CMT Reuters page under the heading “. . . Treasury Constant Maturities . . . Federal Reserve Board Release H.15 Mondays Approximately 3:45 P.M.”, under the column for the designated CMT index maturity:
•	if the designated CMT Reuters page is Reuters page FRBCMT, the rate for the relevant interest determination date; or

•	if the designated CMT Reuters page is Reuters page FEDCMT, the weekly or monthly average, as specified in your Pricing Supplement, for the week that ends immediately before the week in which the relevant interest determination date falls, or for the month that ends immediately before the month in which the relevant interest determination date falls, as applicable.
If the CMT rate cannot be determined in this manner, the following procedures will apply.

•	If the applicable rate described above is not displayed on the relevant designated CMT Reuters page at 3:00 P.M., New York City time, on the relevant interest calculation date, unless the calculation is made earlier and the rate is available from that source at that time, then the CMT rate will be the applicable treasury constant maturity rate described above—i.e., for the designated CMT index maturity and for either the relevant interest determination date or the weekly or monthly average, as applicable—as published in H.15(519).

•	If the applicable rate described above does not appear in H.15(519) by 3:00 P.M., New York City time, on the relevant interest calculation date, unless the calculation is made earlier and the rate is available from one of those sources at that time, then the CMT rate will be the treasury constant maturity rate, or other U.S. treasury rate, for the designated CMT index maturity and with reference to the relevant interest determination date, that:
•	is published by the Board of Governors of the Federal Reserve System, or the U.S. Department of the Treasury; or

•	as is otherwise announced by the Federal Reserve Bank of New York for the week or month, as applicable, ended immediately preceding the week or month, as applicable, in which such CMT rate interest determination date falls; and

•	in either case, is determined by the calculation agent to be comparable to the applicable rate formerly displayed on the designated CMT Reuters page and published in H.15(519).
•	If the rate described in the prior paragraph does not appear by 3:00 P.M., New York City time, on the relevant interest calculation date, unless the calculation is made earlier and the rate is available from one of those sources at that time, then the CMT rate will be the yield to maturity of the arithmetic mean of the following secondary market bid rates for the most recently issued treasury notes having an original maturity equal to the designated CMT index maturity and a remaining term to maturity of not less than the designated CMT index maturity minus one year, and in a representative amount: the bid rates, as of approximately 3:30 P.M., New York City time, on the relevant interest determination date, of three primary U.S. government securities dealers in New York City selected by the calculation agent. In selecting these bid rates, the calculation agent will request quotations from five of these primary dealers and will disregard the highest quotation—or, if there is equality, one of the highest—and the lowest quotation—or, if there is equality, one of the lowest. Treasury notes are direct, non-callable, fixed rate obligations of the U.S. government.

•	If the calculation agent is unable to obtain three quotations of the kind described in the prior paragraph, the CMT rate will be the yield to maturity of the arithmetic mean of the following secondary market bid rates for treasury notes with an original maturity longer than the designated CMT index maturity, with a remaining term to maturity closest to the designated CMT index maturity and in a representative amount: the bid rates, as of approximately 3:30 P.M., New York City time, on the relevant interest determination date, of three primary U.S. government securities dealers in New York City selected by the calculation agent. In selecting these bid rates, the calculation agent will request quotations from five of these primary dealers and will disregard the highest quotation (or, if there is equality, one of the highest) and the lowest quotation (or, if there is equality, one of the lowest). If two treasury notes with an original maturity longer than the designated CMT index maturity have remaining terms to maturity that are equally close to the designated CMT index maturity, the calculation agent will obtain quotations for the treasury note with the shorter remaining term to maturity.

•	If fewer than five but more than two of these primary dealers are quoting as described in the prior paragraph, then the CMT rate for the relevant interest determination date will be based on the arithmetic mean of the bid rates so obtained, and neither the highest nor the lowest of those quotations will be disregarded.

•	If two or fewer primary dealers selected by the calculation agent are quoting as described above, the CMT rate in effect for the new interest period will be the CMT rate in effect for the prior interest period. If the initial interest rate has been in effect for the prior interest period, however, it will remain in effect for the new interest period.
CMS Rate Notes
If you purchase a CMS rate note, your note will bear interest at an interest rate equal to the CMS rate and adjusted by the spread or spread multiplier, if any, indicated in your Pricing Supplement.
The CMS rate will be the rate for U.S. dollar swaps with a maturity for a specified number of years, expressed as a percentage in the relevant Pricing Supplement, which appears on the Reuters page ISDAFIX1 as of 11:00 a.m., New York City time, on the interest rate determination date.
If the CMS rate cannot be determined as described above, the following procedures will be used:
•	If the applicable rate described above is not displayed on the relevant designated CMS Reuters page by 11:00 a.m., New York City time, on the interest rate determination date, then the CMS rate will be a percentage determined on the basis of the mid-market, semi-annual swap rate quotations provided by five leading swap dealers in the New York City interbank market at approximately 11:00 a.m., New York City time, on the interest rate determination date. For this purpose, the semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. dollar interest rate swap transaction with a term equal to the maturity designated in the relevant Pricing Supplement commencing on that interest rate determination date with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an Actual/360 day count basis, is equivalent to “LIBOR Reuters” with a maturity of three months. The calculation agent will select the five swap dealers after consultation with us and will request the principal New York City office of each of those dealers to provide a quotation of its rate. If at least three quotations are provided, the CMS rate for that interest rate determination date will be the arithmetic mean of the quotations, eliminating the highest and lowest quotations or, in the event of equality, one of the highest and one of the lowest quotations.

•	If fewer than three leading swap dealers selected by the calculation agent are quoting as described above, the CMS rate will remain the CMS rate in effect on that interest rate determination date or, if that interest rate determination date is the first reference rate determination date, the initial interest rate.
Federal Funds Rate Notes
If you purchase a federal funds rate note, your note will bear interest at an interest rate equal to the federal funds rate and adjusted by the spread or spread multiplier, if any, indicated in your Pricing Supplement.
The federal funds rate will be the rate for U.S. dollar federal funds as of the relevant interest determination date, as published in H.15(519) under the heading “Federal Funds (Effective)”, as that rate is displayed on Reuters page FEDFUNDS1. If the federal funds rate cannot be determined in this manner, the following procedures will apply:
•	If the rate described above is not displayed on Reuters page FEDFUNDS1 by 3:00 P.M., New York City time, on the relevant interest calculation date, unless the calculation is made earlier and the rate is available from that source at that time, then the federal funds rate, as of the relevant interest determination date, will be the rate described above as published in H.15 daily update, or another recognized electronic source used for displaying that rate, under the heading “Federal Funds (Effective).”

•	If the rate described above is not displayed on Reuters page FEDFUNDS1 and does not appear in H.15(519), H.15 daily update or another recognized electronic source by 3:00 P.M., New York City time, on the relevant interest calculation date, unless the calculation is made earlier and the rate is available from one of those sources at that time, the federal funds rate will be the arithmetic mean of the rates for the last transaction in overnight, U.S. dollar federal funds arranged, before 9:00 A.M., New York City time, on the business day following the relevant interest determination date, by three leading brokers of U.S. dollar federal funds transactions in New York City selected by the calculation agent.

•	If fewer than three brokers selected by the calculation agent are quoting as described above, the federal funds rate in effect for the new interest period will be the federal funds rate in effect for the prior interest period. If the initial interest rate has been in effect for the prior interest period, however, it will remain in effect for the new interest period.
Consumer Price Index
CPI is the non-revised index adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, published monthly by the U.S. Bureau of Labor Statistics and published on Bloomberg CPURNSA or any successor service. The CPI for a particular month is published during the following month.
The CPI is a measure of the average change in consumer prices over time for a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, charges for doctors’ and dentists’ services and drugs. In calculating the CPI, the prices of the various items included in the fixed market basket are averaged together with weights that represent their importance in the spending of urban households in the United States. The BLS periodically updates the contents of the market basket of goods and services and the weights assigned to the various items to take into account changes in consumer expenditure patterns. The CPI is expressed in relative terms in relation to a time base reference period for which the level was set to 100.0.
Other Provisions; Addenda
Any provisions relating to the notes, including the determination of the interest rate basis, calculation of the interest rate applicable to a floating rate note, its interest payment dates, any redemption or repayment provisions, or any other term relating thereto, may be modified and/or supplemented by the terms as specified under “Other Provisions” on the face of the applicable notes or in an addendum relating to the applicable notes, if so specified on the face of the applicable notes, and, in each case, in the relevant Pricing Supplement.
Certain Income Tax Consequences
Certain Canadian Income Tax Considerations
The following is a summary of the principal Canadian federal income tax considerations generally applicable to a purchaser who acquires, as a beneficial owner, notes of the Bank pursuant to an initial offering by the Bank made in connection with their original issuance and who, at all relevant times, for purposes of the application of the Income Tax Act (Canada) and the Income Tax Regulations (collectively, the “Act”) is not, and is not deemed to be, resident in Canada, deals at arm’s length with the Bank and any transferee resident (or deemed to be resident) in Canada to whom the purchaser disposes of notes, and does not use or hold, and is not deemed to use or hold, notes in a business carried on in Canada (a ‘‘Non-Resident Holder’’). Special rules, which are not discussed in this summary, may apply to a non-Canadian holder that is an insurer carrying on an insurance business in Canada and elsewhere.
This summary is based upon the current provisions of the Act and an understanding of the current administrative policies and assessing practices of the Canada Revenue Agency published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposals”) and assumes that all Proposals will be enacted in the form proposed. However, no assurances can be given that the Proposals will be enacted as proposed, or at all. This summary does not otherwise take into account any changes in law or administrative practices or assessing policies, whether by legislative, administrative or judicial action, nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.
On March 16, 2011, the Department of Finance released draft legislation imposing withholding tax on interest (other than “fully exempt interest”) paid in respect of a debt or other amount owing to a person with whom the payer does not deal at arm’s length (the “March 16 Tax Proposal”). Interest on the notes will not be “fully exempt interest” for this purpose. Based upon the Backgrounder and Explanatory Notes accompanying the March 16th Tax Proposal, the expressed intention of the Department of Finance was to impose withholding tax in certain circumstances where entitlement to interest is “stripped” from an underlying debt obligation. Interest on the notes is paid to the registered holder of the note and the notes do not provide for stripping of entitlement to interest. However, the March 16th Tax Proposal is more broadly worded and its scope is unclear. Taking into account counsel’s understanding of the intended scope of the March 16 Tax Proposal, this summary assumes that no amount paid or credited on the notes as, on account or in lieu of payment of, or in satisfaction of, interest will be in respect of a debt or other obligation to pay an amount to a person with whom the payer does not deal at arm’s length.
This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular holder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, prospective purchasers should consult their own tax advisors having regard to their own particular circumstances.
Canadian federal income tax considerations applicable to notes may be described particularly, when such notes are offered, in the applicable Pricing Supplement related thereto. In the event Canadian federal income tax considerations are described in such Pricing Supplement, the following description will be superseded by the description in the Pricing Supplement to the extent indicated therein.
Interest paid or credited or deemed for purposes of the Act to be paid or credited on a note (including any amount paid at maturity in excess of the principal amount and interest deemed to be paid on the note in certain cases involving the assignment, deemed assignment or other transfer of a note to the Bank or any other resident or deemed resident of Canada) to a Non-Resident Holder will not be subject to Canadian non-resident withholding tax unless any portion of such interest (other than on a ‘‘prescribed obligation’’ described below) is contingent or dependent on the use of or production from property in Canada or is computed by reference to revenue, profit, cash flow, commodity price or any other similar criterion or by reference to dividends paid or payable to shareholders of any class of shares of the capital stock of a corporation (“Participating Debt Interest”). A ‘‘prescribed obligation’’ is a debt obligation the terms or conditions of which provide for an adjustment to an amount payable in respect of the obligation for a period during which the obligation was outstanding which adjustment is determined by reference to a change in the purchasing power of money where no amount payable in respect of such obligation, other than an amount determined by reference to a change in the purchasing power of money, is contingent or dependent upon any of the criteria described in the definition of Participating Debt Interest. If any interest paid or credited or deemed to be paid or credited on a note is to be Participating Debt Interest, the Canadian withholding tax implications of such an issuance will be described particularly in the relevant Pricing Supplement for such notes.
No other Canadian federal taxes on income or gains will be payable by a Non-Resident Holder on interest or principal, or on proceeds received by a Non-Resident Holder on the disposition of a note, including on a redemption, payment on maturity, repurchase or purchase for cancellation.
Certain United States Income Tax Considerations
The following disclosure has been prepared without regard to any particular debt security that you may purchase in the future and, therefore, is provided solely as a matter of general information. You should not rely upon the following disclosure with regard to an investment in any particular debt security because the disclosure does not take into account the terms of any particular debt security or the tax consequences of investing in or holding any particular debt security. Any debt security that you purchase may have terms that would result in a tax treatment that is significantly different from the treatment described below. There may be features or terms of your debt securities that will cause this tax section to be inapplicable to your debt securities.
Consequently, any tax disclosure relevant to any debt security you may purchase will be set forth only in the pricing or product supplement relating to your debt security, and, unless the pricing or product supplement indicates otherwise, you should not rely on the tax disclosure below in deciding whether to invest in any debt security. Moreover, in all cases, you should consult with your own tax advisor concerning the consequences of investing in and holding any particular debt security you propose to purchase.
This section describes certain of the material U.S. federal income tax consequences of owning debt securities that we will offer. It applies to you only if you acquire debt securities in an offering and you hold debt securities as capital assets for tax purposes. This section does not apply to persons other than U.S. holders (as defined below). The ownership of debt securities that pay interest from sources within the United States may give rise to material U.S. federal income tax consequences to persons other than U.S. holders. If a particular offering of debt securities is expected to pay interest from sources within the United States, the applicable pricing or product supplement will specify that fact and may discuss the material U.S. federal income tax consequences to persons other than U.S. holders of owning such debt securities. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:
•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a regulated investment company;

•	a real estate investment trust;

•	a tax-exempt organization;

•	an insurance company;

•	a person that owns debt securities that are a hedge or that are hedged against interest rate or currency risks;

•	a person that holds debt securities as part of a straddle, conversion transaction or a synthetic security or other integrated transactions;

•	a U.S. expatriate;

•	a U.S. holder whose functional currency is not the U.S. dollar;

•	a person subject to the alternative minimum tax; or

•	a financial institution.
This discussion does not address any state, local, or non-U.S. tax consequences. This discussion is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, as well as on the income tax treaty between the United States Treasury and Canada. These laws are subject to change, possibly on a retroactive basis. This discussion is not binding on the U.S. Internal Revenue Service (the “IRS”) or the courts.
If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) holds the debt securities, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the debt securities should consult its tax advisor with regard to the U.S. federal income tax treatment of an investment in the debt securities.
You are urged to consult your own tax advisor regarding the federal, state and local and other tax consequences of owning and disposing of debt securities offered under the prospectus in your particular circumstances.
This section describes certain of the material United States federal income tax consequences of owning debt securities to a U.S. holder. You are a U.S. holder if you are a beneficial owner of debt securities and you are:
•	a citizen or resident of the United States;

•	a domestic corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision thereof or therein;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust if (A) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (B) it has made a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

This section deals only with debt securities that are due to mature 30 years or less from the date on which they are issued. The U.S. federal income tax consequences of owning debt securities with a term of more than 30 years, indexed notes that are not treated as debt for tax purposes or that are treated as contingent payment debt obligations for tax purposes will be discussed in the applicable pricing or product supplement and will not, unless otherwise specified in the applicable pricing or product supplement, be taxed in accordance with the discussion in this section.
Payments of Interest
Except as described below in the case of interest on a discount debt security that is not qualified stated interest, each as defined below under “—Original Issue Discount—General,” you will be taxed on any interest on your debt securities, whether payable in U.S. dollars or a foreign currency, including a composite currency or basket of currencies other than U.S. dollars, as ordinary income at the time you receive the interest or when it accrues, depending on your method of accounting for United States tax purposes.
Unless the applicable pricing or product supplement states otherwise, debt securities will, for U.S. federal income tax purposes, be accounted for as being issued by the Bank or one of its non-U.S. affiliates, rather than by a U.S. branch or subsidiary. Assuming this treatment is respected, interest paid by us on such debt securities and original issue discount, if any, included in income with respect to such debt securities (as described below under “—Original Issue Discount”) will generally be income from sources outside the United States, subject to the rules regarding the foreign tax credit allowable to a U.S. holder. Under the foreign tax credit rules, interest and original issue discount included in income from sources outside the United States will, depending on your circumstances, be either “passive” or “general” income for purposes of computing the foreign tax credit. If, on the contrary, a particular offering of debt securities is expected to pay interest from sources within the United States, the applicable pricing or product supplement will state that fact. Interest from sources within the United States is not foreign source income for purposes of computing the foreign tax credit.
Cash Basis Taxpayers. If you are a taxpayer that uses the cash receipts and disbursements method of accounting for tax purposes and you receive an interest payment that is denominated in, or determined by reference to, a foreign currency, you must recognize income equal to the U.S. dollar value of the interest payment, based on the exchange rate in effect on the date of receipt, regardless of whether you actually convert the payment into U.S. dollars.
Accrual Basis Taxpayers. If you are a taxpayer that uses an accrual method of accounting for tax purposes, you may determine the amount of income that you recognize with respect to an interest payment denominated in, or determined by reference to, a foreign currency by using one of two methods. Under the first method, you will determine the amount of income accrued based on the average exchange rate in effect during the interest accrual period or, with respect to an accrual period that spans two taxable years, that part of the period within the taxable year.
If you elect the second method, you would determine the amount of income accrued on the basis of the exchange rate in effect on the last day of the accrual period, or, in the case of an accrual period that spans two taxable years, the exchange rate in effect on the last day of the part of the period within the taxable year. Additionally, under this second method, if you receive a payment of interest within five business days of the last day of your accrual period or taxable year, you may instead translate the interest accrued into U.S. dollars at the exchange rate in effect on the day that you actually receive the interest payment. If you elect the second method, it will apply to all debt instruments that you hold at the beginning of the first taxable year to which the election applies and to all debt instruments that you subsequently acquire. You may not revoke this election without the consent of the IRS.
When you actually receive an interest payment, including a payment attributable to accrued but unpaid interest upon the sale or retirement of your debt security, denominated in, or determined by reference to, a foreign currency for which you accrued an amount of income, you will recognize ordinary income or loss measured by the difference, if any, between the exchange rate that you used to accrue interest income and the exchange rate in effect on the date of receipt, regardless of whether you actually convert the payment into U.S. dollars.
Original Issue Discount
General. If you own a debt security, other than a debt security with a term of one year or less, it will be treated as a discount debt security issued at an original issue discount (“OID”) if the amount by which the debt security’s stated

redemption price at maturity exceeds its issue price is more than a de minimis amount. Generally, a debt security’s issue price will be the first price at which a substantial amount of debt securities included in the issue of which the debt security is a part is sold to persons other than bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. A debt security’s stated redemption price at maturity is the total of all payments provided by the debt security that are not payments of qualified stated interest. Generally, an interest payment on a debt security is qualified stated interest if it is one of a series of stated interest payments on a debt security that are unconditionally payable at least annually at a single fixed rate, with certain exceptions for lower rates paid during some periods, applied to the outstanding principal amount of the debt security. There are special rules for variable rate debt securities that are discussed under “—Variable Rate Debt Securities.”
In general, your debt security is not a discount debt security if the amount by which its stated redemption price at maturity exceeds its issue price is less than the de minimis amount of 1/4 of 1 percent of its stated redemption price at maturity multiplied by the number of complete years to its maturity. Your debt security will have de minimis OID if the amount of this excess is less than the de minimis amount. If your debt security has de minimis OID, you must include the de minimis amount in income, as capital gains, on a pro-rata basis as stated principal payments are made on the debt security, unless you make the election described below under “—Election to Treat All Interest as Original Issue Discount.” You can determine the includible amount with respect to each such payment by multiplying the total amount of your debt security’s de minimis OID by a fraction equal to:
•	the amount of the principal payment made
     divided by:
•	the stated principal amount of the debt security
Generally, if your discount debt security matures more than one year from its date of issue, you must include OID in income before you receive cash attributable to that income. The amount of OID that you must include in income is calculated using a constant-yield method, and generally you will include increasingly greater amounts of OID in income over the life of your debt security. More specifically, you can calculate the amount of OID that you must include in income by adding the daily portions of OID with respect to your discount debt security for each day during the taxable year or portion of the taxable year in which you hold your discount debt security. You can determine the daily portion by allocating to each day in any accrual period a pro rata portion of the OID allocable to that accrual period. You may select an accrual period of any length with respect to your discount debt security and you may vary the length of each accrual period over the term of your discount debt security. However, no accrual period may be longer than one year and each scheduled payment of interest or principal on the discount debt security must occur on either the first or final day of an accrual period.
You can determine the amount of OID allocable to an accrual period by:
•	multiplying your discount debt security’s adjusted issue price at the beginning of the accrual period by your debt security’s yield to maturity; and then

•	subtracting from this figure the sum of the payments of qualified stated interest on your debt security allocable to the accrual period.
You must determine the discount debt security’s yield to maturity on the basis of compounding at the close of each accrual period and adjusting for the length of each accrual period. Further, you determine your discount debt security’s adjusted issue price at the beginning of any accrual period by:
•	adding your discount debt security’s issue price and any accrued OID, previously includible in income, for each prior accrual period; and then

•	subtracting any payments previously made on your discount debt security that were not qualified stated interest payments.
If an interval between payments of qualified stated interest on your discount debt security contains more than one accrual period, then, when you determine the amount of OID allocable to an accrual period, you must allocate the amount of qualified stated interest payable at the end of the interval, including any qualified stated interest that is payable on the first day of the accrual period immediately following the interval, pro rata to each accrual period in the interval based on their relative lengths. In addition, you must increase the adjusted issue price at the beginning of each accrual period in the interval by the amount of any qualified stated interest that has accrued prior to the first day of the accrual period but that is not payable until the end of the interval. You may compute the amount of OID allocable to an initial short accrual period by using any reasonable method if all other accrual periods, other than a final short accrual period, are of equal length.
The amount of OID allocable to the final accrual period is equal to the difference between:
•	the amount payable at the maturity of your debt security, other than any payment of qualified stated interest; and

•	your debt security’s adjusted issue price as of the beginning of the final accrual period.
Acquisition Premium. If you purchase your debt security for an amount that is less than or equal to the sum of all amounts, other than qualified stated interest, payable on your debt security after the purchase date but is greater than the amount of your debt security’s adjusted issue price, as determined above under “—General,” the excess is acquisition premium. If you do not make the election described below under “—Election to Treat All Interest as Original Issue Discount,” then you must reduce the daily portions of OID by a fraction equal to:
•	the excess of your adjusted basis in the debt security immediately after purchase over the adjusted issue price of the debt security divided by:
•	the excess of the sum of all amounts payable, other than qualified stated interest, on the debt security after the purchase date over the debt security’s adjusted issue price.
Pre-Issuance Accrued Interest. An election may be made to decrease the issue price of your debt security by the amount of pre-issuance accrued interest if:
•	a portion of the initial purchase price of your debt security is attributable to pre-issuance accrued interest;

•	the first stated interest payment on your debt security is to be made within one year of your debt security’s issue date; and

•	such payment will equal or exceed the amount of pre-issuance accrued interest.
If this election is made, a portion of the first stated interest payment will be treated as a return of the excluded pre-issuance accrued interest and not as an amount payable on your debt security.
Debt Securities Subject to Contingencies, Including Optional Redemption. Your debt security is subject to a contingency if it provides for an alternative payment schedule or schedules applicable upon the occurrence of a contingency or contingencies, other than a remote or incidental contingency, whether such contingency relates to payments of interest or of principal. In such a case, you must determine the yield and maturity of your debt security by assuming that the payments will be made according to the payment schedule most likely to occur if:
•	the timing and amounts of the payments that comprise each payment schedule are known as of the issue date; and

•	one of such schedules is significantly more likely than not to occur.
If there is no single payment schedule that is significantly more likely than not to occur, other than because of a mandatory sinking fund, you must include income on your debt security in accordance with the general rules that govern contingent payment obligations. If applicable, these rules will be discussed in the applicable pricing or product supplement.

Notwithstanding the general rules for determining yield and maturity, if your debt security is subject to contingencies, and either you or we have an unconditional option or options that, if exercised, would require payments to be made on the debt security under an alternative payment schedule or schedules, then:
•	in the case of an option or options that we may exercise, we will be deemed to exercise or not to exercise an option or combination of options in the manner that minimizes the yield on your debt security; and

•	in the case of an option or options that you may exercise, you will be deemed to exercise or not to exercise an option or combination of options in the manner that maximizes the yield on your debt security.
If both you and we hold options described in the preceding sentence, those rules will apply to each option in the order in which they may be exercised. The yield on your debt security for purposes of those calculations is determined under applicable U.S. Treasury regulations. U.S. holders are urged to consult their tax advisors regarding the rules regarding the calculation of yield for these purposes.
If a contingency, including the exercise of an option, actually occurs or does not occur contrary to an assumption made according to the above rules then, except to the extent that a portion of your debt security is repaid as a result of this change in circumstances and solely to determine the amount and accrual of OID, you must redetermine the yield and maturity of your debt security by treating your debt security as having been retired and reissued on the date of the change in circumstances for an amount equal to your debt security’s adjusted issue price on that date.
Election to Treat All Interest as Original Issue Discount. You may elect to include in gross income all interest that accrues on your debt security using the constant-yield method described above under “—General,” with the modifications described below. For purposes of this election, interest will include stated interest, OID, de minimis OID, market discount, de minimis market discount and unstated interest, as adjusted by any amortizable bond premium, described below under “—Debt Securities Purchased at a Premium,” or acquisition premium.
If you make this election for your debt security, then, when you apply the constant-yield method:
•	the issue price of your debt security will equal your cost;

•	the issue date of your debt security will be the date you acquired it; and

•	no payments on your debt security will be treated as payments of qualified stated interest.
Generally, this election will apply only to the debt security for which you make it; however, if you make this election for a debt security that has amortizable bond premium, you will be deemed to have made an election to apply amortizable bond premium against interest for all debt instruments with amortizable bond premium, other than debt instruments the interest on which is excludible from gross income, that you hold as of the beginning of the taxable year to which the election applies or any taxable year thereafter. Additionally, if you make this election for a market discount note, you will be treated as having made the election discussed below under “—Market Discount” to include market discount in income currently over the life of all debt instruments having market discount that you acquire on or after the first day of the first taxable year to which the election applies. You may not revoke any election to apply the constant-yield method to all interest on a debt security or the deemed elections with respect to amortizable bond premium or market discount debt securities without the consent of the IRS.
Variable Rate Debt Securities. Your debt security will be a variable rate debt security if:
•	your debt security’s issue price does not exceed the total noncontingent principal payments by more than the lesser of:
o	0.015 multiplied by the product of the total noncontingent principal payments and the number of complete years to maturity from the issue date; or

o	15 percent of the total noncontingent principal payments; and

•	your debt security provides for stated interest, compounded or paid at least annually, only at:
o	one or more qualified floating rates;

o	a single fixed rate and one or more qualified floating rates;

o	a single objective rate; or

o	a single fixed rate and a single objective rate that is a qualified inverse floating rate.
Your debt security will have a variable rate that is a qualified floating rate if:
•	variations in the value of the rate can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds in the currency in which your debt security is denominated; or

•	the rate is equal to such a rate multiplied by either:
o	a fixed multiple that is greater than 0.65 but not more than 1.35; or

o	a fixed multiple greater than 0.65 but not more than 1.35, increased or decreased by a fixed rate; and
•	the value of the rate on any date during the term of your debt security is set no earlier than three months prior to the first day on which that value is in effect and no later than one year following that first day.
If your debt security provides for two or more qualified floating rates that are within 0.25 percentage points of each other on the issue date or can reasonably be expected to have approximately the same values throughout the term of the debt security, the qualified floating rates together constitute a single qualified floating rate.
Your debt security will not have a qualified floating rate, however, if the rate is subject to certain restrictions (including caps, floors, governors, or other similar restrictions) unless such restrictions are fixed throughout the term of the debt security or are not reasonably expected to significantly affect the yield on the debt security.
Your debt security will have a variable rate that is a single objective rate if:
•	the rate is not a qualified floating rate;

•	the rate is determined using a single, fixed formula that is based on objective financial or economic information that is not within the control of or unique to the circumstances of the issuer or a related party (not treating the credit quality of the issuer as being within the control of or unique to the circumstances of the issuer or a related party); and

•	the value of the rate on any date during the term of your debt security is set no earlier than three months prior to the first day on which that value is in effect and no later than one year following that first day.
Your debt security will not have a variable rate that is an objective rate, however, if it is reasonably expected that the average value of the rate during the first half of your debt security’s term will be either significantly less than or significantly greater than the average value of the rate during the final half of your debt security’s term.
An objective rate as described above is a qualified inverse floating rate if, in general:
•	the rate is equal to a fixed rate minus a qualified floating rate; and

•	the variations in the rate can reasonably be expected to inversely reflect contemporaneous variations in the cost of newly borrowed funds.

Your debt security will also have a single qualified floating rate or an objective rate if interest on your debt security is stated at a fixed rate for an initial period of one year or less followed by either a qualified floating rate or an objective rate for a subsequent period, and either:
•	the fixed rate and the qualified floating rate or objective rate have values on the issue date of the debt security that do not differ by more than 0.25 percentage points; or

•	the value of the qualified floating rate or objective rate is intended to approximate the fixed rate.
In general, if your variable rate debt security provides for stated interest at a single qualified floating rate or objective rate, or one of those rates after a single fixed rate for an initial period, all stated interest on your debt security is qualified stated interest. In this case, the amount of OID, if any, is determined by using, in the case of a qualified floating rate or qualified inverse floating rate, the value as of the issue date of the qualified floating rate or qualified inverse floating rate, or, for any other objective rate, a fixed rate that reflects the yield reasonably expected for your debt security.
If your variable rate debt security does not provide for stated interest at a single qualified floating rate or a single objective rate and also does not provide for interest payable at a fixed rate other than a single fixed rate for an initial period, you generally must determine the interest and OID accruals on your debt security by:
•	determining a fixed rate substitute for each variable rate provided under your variable rate debt security;

•	constructing the equivalent fixed rate debt instrument, using the fixed rate substitute described above;

•	determining the amount of qualified stated interest and OID with respect to the equivalent fixed rate debt instrument; and

•	adjusting for actual variable rates during the applicable accrual period.
When you determine the fixed rate substitute for each variable rate provided under the variable rate debt security, you generally will use the value of each variable rate as of the issue date or, for an objective rate that is not a qualified inverse floating rate, a rate that reflects the reasonably expected yield on your debt security.
If your variable rate debt security provides for stated interest either at one or more qualified floating rates or at a qualified inverse floating rate and also provides for stated interest at a single fixed rate other than at a single fixed rate for an initial period, you generally must determine interest and OID accruals by using the method described in the previous paragraph. However, your variable rate debt security will be treated, for purposes of the first three steps of the determination, as if your debt security had provided for a qualified floating rate, or a qualified inverse floating rate, rather than the fixed rate. The qualified floating rate, or qualified inverse floating rate, that replaces the fixed rate must be such that the fair market value of your variable rate debt security as of the issue date approximates the fair market value of an otherwise identical debt instrument that provides for the qualified floating rate, or qualified inverse floating rate, rather than the fixed rate.
Short-Term Debt Securities. In general, if you are an individual or other cash basis U.S. holder of a short-term debt security, you are not required to accrue OID for U.S. federal income tax purposes unless you elect to do so (although it is possible that you may be required to include any stated interest in income as you receive it). If you are an accrual basis taxpayer, a taxpayer in a special class, including, but not limited to, a regulated investment company, common trust fund, or a certain type of pass-through entity, or a cash basis taxpayer who so elects, you will be required to accrue OID on short-term debt securities on either a straight-line basis or under the constant-yield method, based on daily compounding. If you are not required and do not elect to include OID in income currently, any gain you realize on the sale or retirement of your short-term debt security will be ordinary income to the extent of the accrued OID, which will be determined on a straight-line basis unless you make an election to accrue the OID under the constant-yield method, through the date of sale or retirement. However, if you are not required and do not elect to accrue OID on your short-term debt securities, you will be required to defer deductions for interest on borrowings allocable to your short-term debt securities in an amount not exceeding the deferred income until the deferred income is realized.

For purposes of the rules described in the preceding paragraph, you must include all interest payments on your short-term debt security, including stated interest, in your short-term debt security’s stated redemption price at maturity when determining the amount of OID.
Foreign Currency Discount Notes. If your discount note is denominated in, or determined by reference to, a foreign currency, you must determine OID for any accrual period on your discount note in the foreign currency and then translate the amount of OID into U.S. dollars in the same manner as stated interest accrued by an accrual basis U.S. holder, as described under “—U.S. Holders—Payments of Interest.” You may recognize ordinary income or loss when you receive an amount attributable to OID in connection with a payment of interest or the sale or retirement of your note.
Market Discount
You will be treated as if you purchased your debt security, other than a short-term debt security, at a market discount, and your debt security will be a market discount debt security if:
•	you purchase your debt security for less than its issue price as determined above under “—Original Issue Discount—General”; and

•	the difference between the debt security’s stated redemption price at maturity or, in the case of a discount debt security, the debt security’s revised issue price, and the price you paid for your debt security is equal to or greater than 1/4 of 1 percent of your debt security’s stated redemption price at maturity or revised issue price, respectively, multiplied by the number of complete years to the debt security’s maturity. To determine the revised issue price of your debt security for these purposes, you generally add any OID that has accrued on your debt security to its issue price.
If your debt security’s stated redemption price at maturity or, in the case of a discount debt security, its revised issue price, exceeds the price you paid for the debt security by less than 1/4 of 1 percent multiplied by the number of complete years to the debt security’s maturity, the excess constitutes de minimis market discount, and the rules discussed below are not applicable to you.
You must treat any gain you recognize on the maturity or disposition of your market discount debt security as ordinary income to the extent of the accrued market discount on your debt security. Alternatively, you may elect to include market discount in income currently over the life of your debt security. If you make this election, it will apply to all debt instruments with market discount that you acquire on or after the first day of the first taxable year to which the election applies. You may not revoke this election without the consent of the IRS. If you own a market discount debt security and do not make this election, you will generally be required to defer deductions for interest on borrowings allocable to your debt security in an amount not exceeding the accrued market discount on your debt security until the maturity or disposition of your debt security.
You will accrue market discount on your market discount debt security on a straight-line basis unless you elect to accrue market discount using a constant-yield method. If you make this election, it will apply only to the debt security with respect to which it is made and you may not revoke it.
Debt Securities Purchased at a Premium
If you purchase your debt security for an amount that is greater than the sum of all amounts payable on the debt security other than qualified stated interest, you may elect to treat the excess as amortizable bond premium. If you make this election, you will reduce the amount required to be included in your income each year with respect to interest on your debt security by the amount of amortizable bond premium allocable to that year, based on your debt security’s yield to maturity. If your debt security is denominated in, or determined by reference to, a foreign currency, you will compute your amortizable bond premium in units of the foreign currency and your amortizable bond premium will reduce your interest income in units of the foreign currency. Gain or loss recognized that is attributable to changes in exchange rates between the time your amortized bond premium offsets interest income and the time of the acquisition of your debt security is generally taxable as ordinary income or loss. If you make an election to amortize bond premium, it will apply to all debt instruments, other than debt instruments the interest on which is excludible from gross income, that you hold at the beginning of the first taxable year to which the election applies or that you thereafter acquire, and you may not revoke it without the consent of the IRS. See also “—Original Issue Discount—Election to Treat All Interest as Original Issue Discount.”
Purchase, Sale and Retirement of the Debt Securities
Your tax basis in your debt security will generally be the U.S. dollar cost, as defined below, of your debt security adjusted by:
•	adding any OID or market discount previously included in income with respect to your debt security; and then

•	subtracting any payments on your debt security that are not qualified stated interest payments and any amortizable bond premium applied to reduce interest on your debt security.
If you purchase your debt security with foreign currency, the U.S. dollar cost of your debt security will generally be the U.S. dollar value of the purchase price on the date of purchase. However, if you are a cash basis taxpayer or an accrual basis taxpayer that so elects and your debt security is traded on an established securities market, as defined in the applicable U.S. Treasury regulations, the U.S. dollar cost of your debt security will be the U.S. dollar value of the purchase price on the settlement date of your purchase.
You will generally recognize gain or loss on the sale or retirement of your debt security equal to the difference between the amount you realize on the sale or retirement and your tax basis in your debt security. If your debt security is sold or retired for an amount in foreign currency, the amount you realize will be the U.S. dollar value of such amount on the date the debt security is disposed of or retired, except that in the case of a debt security that is traded on an established securities market, as defined in the applicable U.S. Treasury regulations, a cash basis taxpayer, or an accrual basis taxpayer that so elects, will determine the amount realized based on the U.S. dollar value of the foreign currency on the settlement date of the sale.
You will recognize capital gain or loss when you sell or retire your debt security, except to the extent:
•	described above under “—Original Issue Discount—Short-Term Debt Securities” or “—Market Discount”;

•	attributable to accrued but unpaid interest;

•	the rules governing contingent payment obligations apply; or

•	attributable to changes in exchange rates as described below.
Capital gain of a noncorporate U.S. holder is generally taxed at preferential rates where the property is held for more than one year.
You must treat any portion of the gain or loss that you recognize on the sale or retirement of a debt security as ordinary income or loss to the extent attributable to changes in exchange rates. However, you take exchange gain or loss into account only to the extent of the total gain or loss you realize on the transaction.

Exchange of Amounts in Other than U.S. Dollars
If you receive foreign currency as interest on your note or on the sale or retirement of your note, your tax basis in such foreign currency will equal its U.S. dollar value when the interest is received or at the time of the sale or retirement. If you purchase foreign currency, you generally will have a tax basis equal to the U.S. dollar value of such foreign currency on the date of your purchase. If you sell or dispose of foreign currency, including if you use it to purchase notes or exchange them for U.S. dollars, any gain or loss recognized generally will be ordinary income or loss.
Medicare Tax
For taxable years beginning after December 31, 2012, a U.S. holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the U.S. holder’s “net investment income” in the case of individuals, and the “undistributed net investment income” in the case of estates and trusts for the relevant taxable year and (2) the excess of the U.S. holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A U.S. holder’s net investment income will generally include its interest income and its net gains from the disposition of debt securities, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the debt securities.
Indexed Debt Securities and Exchangeable Debt Securities
The applicable pricing or product supplement will discuss any special U.S. federal income tax rules with respect to debt securities the payments of which are determined by reference to any index, other debt securities that are subject to the rules governing contingent payment obligations that are not subject to the rules governing variable rate debt securities and debt securities exchangeable for stock or securities of the Bank or another entity or entities, into the cash value therefore or into any combination of the above.
Treasury Regulations Requiring Disclosure of Reportable Transactions
U.S. Treasury regulations require U.S. taxpayers to report certain transactions that give rise to a loss in excess of certain thresholds (a “Reportable Transaction”). Under these regulations, if the debt securities are denominated in a foreign currency, a U.S. holder (or a U.S. alien holder that holds the debt securities in connection with a U.S. trade or business) that recognizes a loss with respect to the debt securities that is characterized as an ordinary loss due to changes in currency exchange rates (under any of the rules discussed above) would be required to report the loss on IRS Form 8886 (Reportable Transaction Statement) if the loss exceeds the thresholds set forth in the regulations. For individuals and trusts, this loss threshold is $50,000 in any single taxable year. For other types of taxpayers and other types of losses, the thresholds are higher. You should consult with your tax advisor regarding any tax filing and reporting obligations that may apply in connection with acquiring, owning and disposing of debt securities.
Information With Respect to Foreign Financial Assets
Individuals that own “specified foreign financial assets” with an aggregate value in excess of $50,000 are generally be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties, and (iii) interests in foreign entities. The debt securities offered under the prospectus may be subject to these rules. U.S. holders that are individuals are urged to consult their tax advisors regarding the application of this legislation to their ownership of the debt securities.
Information Reporting and Backup Withholding
In general, if you are a noncorporate U.S. holder, we and other payors may be required to report to the IRS:

•	all payments of principal, any premium and interest on a debt security, and the accrual of OID on a discount debt security. In addition, we and other payors are required to report to the IRS any payment of proceeds of the sale of your debt security before maturity within the United States.
Additionally, backup withholding may apply to any payments, including payments of OID, if you fail to provide an accurate taxpayer identification number, or you are notified by the IRS that you have failed to report all interest and dividends required to be shown on your federal income tax returns.
Pursuant to recently enacted legislation, certain payments in respect of debt securities made to corporate U.S. holders after December 31, 2011 may be subject to information reporting and backup withholding.
Payment of the proceeds from the sale of a debt security effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of a debt security that is effected at a foreign office of a broker will generally be subject to information reporting and backup withholding if:
•	the proceeds are transferred to an account maintained by you in the United States;

•	the payment of proceeds or the confirmation of the sale is mailed to you at a U.S. address; or

•	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations.
In addition, a sale of a debt security effected at a foreign office of a broker will generally be subject to information reporting if the broker is:
•	a United States person;

•	a controlled foreign corporation for United States tax purposes;

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period; or

•	a foreign partnership, if at any time during its tax year:
o	one or more of its partners are “U.S. persons”, as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership; or

o	such foreign partnership is engaged in the conduct of a United States trade or business.
Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.
You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the United States Internal Revenue Service.
Supplemental Plan of Distribution
We and Scotia Capital (USA) Inc., as agents, have entered into a distribution agreement with respect to the notes. The agent or agents through whom the notes will be offered will be identified in the applicable Pricing Supplement. Subject to certain conditions, the agents have agreed to use their reasonable efforts to solicit purchases of the notes. We have the right to accept offers to purchase notes and may reject any proposed purchase of the notes. The agents may also reject any offer to purchase notes. We will pay the agents a commission on any notes sold through the agents. The commission is expected to range from 0% to 1% of the principal amount of the notes, depending on the stated maturity of the notes, for fixed rate and floating rate notes. The commission is expected to range from 1% to 5% of the principal amount of the notes for indexed and other structured notes, or in such other amount as may be agreed between the agents and the Bank.

We may also sell notes to the agents, who will purchase the notes as principal for their own accounts. In that case, the agents will purchase the notes at a price equal to the issue price specified in the applicable Pricing Supplement, less a discount to be agreed with us at the time of the offering.
The agents may resell any notes they purchase as principal to other brokers or dealers at a discount, which may include all or part of the discount the agents received from us. If all the notes are not sold at the initial offering price, the agents may change the offering price and the other selling terms.
We may also sell notes directly to investors. We will not pay commissions on notes we sell directly.
We have reserved the right to withdraw, cancel or modify the offer made by this Prospectus Supplement without notice and may reject orders in whole or in part whether placed directly with us or with an agent. No termination date has been established for the offering of the notes.
The agents, whether acting as agent or principal, may be deemed to be “underwriters” within the meaning of the Securities Act of 1933. We have agreed to indemnify the agents against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments made in respect of those liabilities.
If the agents sell notes to dealers who resell to investors and the agents pay the dealers all or part of the discount or commission they receive from us, those dealers may also be deemed to be “underwriters” within the meaning of the Securities Act of 1933.
Unless otherwise indicated in any Pricing Supplement, payment of the purchase price of notes, other than notes denominated in a non-U.S. dollar currency, will be required to be made in funds immediately available in The City of New York. The notes will be in the Same Day Funds Settlement System at DTC and, to the extent the secondary market trading in the notes is effected through the facilities of such depositary, such trades will be settled in immediately available funds.
We may appoint agents, other than or in addition to Scotia Capital (USA) Inc., with respect to the notes. Any other agents will be named in the applicable Pricing Supplements and those agents will enter into the distribution agreement referred to above. The agents referred to above and any additional agents may engage in commercial banking and investment banking and other transactions with and perform services for the Bank and our affiliates in the ordinary course of business. Scotia Capital (USA) Inc. is an affiliate of the Bank and may resell notes to or through another of our affiliates, as selling agent.
The notes are a new issue of securities, and there will be no established trading market for any note before its original issue date. We do not plan to list the notes on a securities exchange or quotation system. We have been advised by each of the agents named above that they may make a market in the notes offered through them. However, neither Scotia Capital (USA) Inc. nor any of our other affiliates nor any other agent named in your Pricing Supplement that makes a market is obligated to do so, and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.
This Prospectus Supplement may be used by Scotia Capital (USA) Inc. and any other agent in connection with offers and sales of the notes in market-making transactions. In a market-making transaction, an agent or other person resells a note it acquires from other holders after the original offering and sale of the note. Resales of this kind may occur in the open market or may be privately negotiated, at prevailing market prices at the time of resale or at related or negotiated prices. In these transactions, such agent may act as principal or agent, including as agent for the counterparty in a transaction in which Scotia Capital (USA) Inc. or another agent acts as principal, or as agent for both counterparties in a transaction in which Scotia Capital (USA) Inc. does not act as principal. The agents may receive compensation in the form of discounts and commissions, including from both counterparties in some cases. Other affiliates of the Bank (in addition to Scotia Capital (USA) Inc.) may also engage in transactions of this kind and may use this Prospectus Supplement for this purpose.
The aggregate initial offering price specified on the cover of this Prospectus Supplement relates to the initial offering of new notes we may issue on and after the date of this Prospectus Supplement. This amount does not include notes that may be resold in market-making transactions. The latter includes notes that we may issue going forward as well as notes we have previously issued.
The Bank does not expect to receive any proceeds from market-making transactions. The Bank does not expect that any agent that engages in these transactions will pay any proceeds from its market-making resales to the Bank.
Information about the trade and settlement dates, as well as the purchase price, for a market-making transaction will be provided to the purchaser in a separate confirmation of sale.
Unless the Bank or an agent informs you in your confirmation of sale that your note is being purchased in its original offering and sale, you may assume that you are purchasing your note in a market-making transaction.
In this Prospectus Supplement, the term “this offering” means the initial offering of the notes made in connection with their original issuance. This term does not refer to any subsequent resales of notes in market-making transactions.
The agents may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit reclaiming a selling concession from a syndicate member when the notes originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may stabilize, maintain or otherwise affect the market price of the notes, which may be higher than it would otherwise be in the absence of such transactions. The agents are not required to engage in these activities, and may end any of these activities at any time.
In addition to offering notes through the agents as discussed above, other senior notes that have terms substantially similar to the terms of the notes offered by this Prospectus Supplement may in the future be offered, concurrently with the offering of the notes, on a continuing basis by the Bank. Any of these notes sold pursuant to the distribution agreement or sold by the Bank directly to investors will reduce the aggregate amount of notes which may be offered by this Prospectus Supplement.
Conflict of Interest
Because Scotia Capital (USA) Inc. is an affiliate of the Bank and may participate in the distribution of the notes, Scotia Capital (USA) Inc. has a “conflict of interest” as defined in FINRA Rule 5121. Consequently, any such offering will be conducted in compliance with FINRA Rule 5121. Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as the offering is of a class of securities rated Baa or better by Moody’s rating service or BBB or better by Standard & Poor’s rating service or rated in a comparable category by another rating service acceptable to FINRA. Scotia Capital (USA) Inc. is not permitted to sell Notes in this offering to accounts over which discretionary control is exercised without the prior specific written authority of the accountholder.
Offering Restrictions
This Prospectus Supplement does not constitute an offer of the notes, directly or indirectly, in Canada or to residents of Canada. The agent has represented and agreed that it will not, directly or indirectly, offer, sell or deliver, any of the notes in or from Canada or to any resident of Canada. The agent has also agreed that it will include a comparable provision in any sub-underwriting, banking group or selling group agreement or similar arrangement with respect to the notes that may be entered into by the agent. In order to be qualified for the sale in the United States pursuant to the multi-jurisdictional disclosure system adopted by the United States and Canada, the notes offered under this Prospectus Supplement to purchasers outside of Canada are being qualified under the securities laws of the Province of Ontario. The notes will not be qualified for sale under the securities laws of any province or territory of Canada (other than the Province of Ontario).

Documents to be Filed As Part Of The Registration Statement
In addition to the documents specified in the Base Shelf Prospectus under “Documents Incorporated by Reference,” the following documents were filed with the Securities and Exchange Commission and incorporated by reference as part of the registration statement to which this Prospectus Supplement relates (the “Registration Statement”): the Distribution Agreement dated      , 2011 between the Bank and the agents and the Calculation Agency Agreement dated      , 2011 between the Bank and Scotia Capital Inc. Such documents will not be incorporated by reference into this Prospectus Supplement or the Base Shelf Prospectus. Additional exhibits to the Registration Statement to which this Prospectus Supplement relates may be subsequently filed in reports on Form 40-F or on Form 6-K that specifically state that such materials are incorporated by reference as exhibits in Part II of the Registration Statement.

Schedule 1 — Special Rate Calculation Terms
In the subsection entitled “—Interest Rates, Floating Rate Notes”, we use several terms that have special meanings relevant to calculating floating interest rates. We define these terms as follows:
The term “bond equivalent yield” means a yield expressed as a percentage and calculated in accordance with the following formula:
bond equivalent yield =	D × N 360 – (D × M)	×	100
where
“D” means the annual rate for treasury bills quoted on a bank discount basis and expressed as a decimal;
“N” means 365 or 366, as the case may be; and
“M” means the actual number of days in the applicable interest reset period.
•	The term “business day” means, for any note, a day that meets all the following applicable requirements:
•	for all notes, is a Monday, Tuesday, Wednesday, Thursday or Friday that is neither a legal holiday nor a day on which banking institutions are authorized or required by law to close in New York City or Toronto, and, in the case of a floating rate note, London;

•	if the note has a specified currency other than U.S. dollars or euros, is also a day on which banking institutions are not authorized or obligated by law, regulation or executive order to close in the applicable principal financial center; and

•	if the note is a EURIBOR note or has a specified currency of euros, or is a LIBOR note for which the index currency is euros, is also a euro business day.
•	The term “designated CMT index maturity” means the index maturity for a CMT rate note and will be the original period to maturity of a U.S. treasury security—either 1, 2, 3, 5, 7, 10, 20 or 30 years—specified in the applicable Pricing Supplement.

•	The term “designated CMT Reuters page” means the Reuters page mentioned in the relevant Pricing Supplement that displays treasury constant maturities as reported in H.15(519). If no Reuters page is so specified, then the applicable page will be Reuters page FEDCMT. If Reuters page FEDCMT applies but the relevant Pricing Supplement does not specify whether the weekly or monthly average applies, the weekly average will apply.

•	The term “euro business day” means any day on which the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System, or any successor system, is open for business.

•	The term “euro-zone” means, at any time, the region comprised of the member states of the European Economic and Monetary Union that, as of that time, have adopted a single currency in accordance with the Treaty on European Union of February 1992.

•	“H.15(519)” means the weekly statistical release entitled “Statistical Release H.15(519)”, or any successor publication, published by the Board of Governors of the Federal Reserve System.

•	“H.15 daily update” means the daily update of H.15(519) available through the worldwide website of the Board of Governors of the Federal Reserve System, at http://www.federalreserve.gov/releases/h15/update, or any successor site or publication.

•	The term “index currency” means, with respect to a LIBOR note, the currency specified as such in the relevant Pricing Supplement. The index currency may be U.S. dollars or any other currency, and will be U.S. dollars unless another currency is specified in the relevant Pricing Supplement.

•	The term “index maturity” means, with respect to a floating rate note, the period to maturity of the instrument or obligation on which the interest rate formula is based, as specified in the applicable Pricing Supplement.

•	“London business day” means any day on which dealings in the relevant index currency are transacted in the London interbank market.

•	The term “money market yield” means a yield expressed as a percentage and calculated in accordance with the following formula:
money market yield =	D × 360 360 – (D × M)	×	100
where
“D” means the annual rate for commercial paper quoted on a bank discount basis and expressed as a decimal; and
“M” means the actual number of days in the relevant interest reset period.
•	The term “principal financial center” means the capital city of the country to which an index currency relates (or the capital city of the country issuing the specified currency, as applicable), except that with respect to U.S. dollars, Australian dollars, Canadian dollars, South African rands and Swiss francs, the “principal financial center” means The City of New York, Sydney, Toronto, Johannesburg and Zurich, respectively, and with respect to euros the principal financial center means London.

•	The term “representative amount” means an amount that, in the calculation agent’s judgment, is representative of a single transaction in the relevant market at the relevant time.

•	“Reuters Page LIBOR01” means the display designated as “LIBOR01” on Reuters 3000 Xtra (or any successor service) (or such other page as may replace Page LIBOR01 on Reuters 3000 Xtra or any successor service).

•	“Reuters screen US PRIME 1 page” means the display on the “US PRIME 1” page on the Reuters Monitor Money Rates Service, or any successor service, or any replacement page or pages on that service, for the purpose of displaying prime rates or base lending rates of major U.S. banks.

•	“Reuters page” means the display on Reuters 3000 Xtra, or any successor service, on the page or pages specified in this Prospectus Supplement or the relevant Pricing Supplement, or any replacement page or pages on that service.
If, when we use the terms designated CMT Reuters page, H.15(519), H.15 daily update, Reuters screen US PRIME 1 page, Reuters Page LIBOR01 or Reuters page, we refer to a particular heading or headings on any of those pages, those references include any successor or replacement heading or headings as determined by the calculation agent.

No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this Prospectus Supplement, the accompanying Base Shelf Prospectus or any Pricing Supplement and, if given or made, such information or representation must not be relied upon as having been authorized by The Bank of Nova Scotia or the agents. This Prospectus Supplement, the accompanying Base Shelf Prospectus and any Pricing Supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in the relevant Pricing Supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this Prospectus Supplement, the accompanying Base Shelf Prospectus and any Pricing Supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.
The Bank of Nova Scotia
US $
Senior Notes Program, Series A
June 10, 2011